UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Daiwa House REIT Toshi Hojin
(Name of Subject Company)

Daiwa House REIT Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Daiwa House Residential Investment Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masazumi Kakei Executive Director Daiwa House REIT Investment Corporation 2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo 103-0025, Japan (Telephone +81-3-5651-2895)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit Index.

(b)	Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X filed concurrently with the Commission on April 18, 2016.

(2)	Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement Between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation

2	Notice Concerning Execution of Merger Agreement Between Daiwa House Asset Management Co., Ltd. and Daiwa House REIT Management Co., Ltd.

3
Notice Concerning Forecasts of Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017 Following the Merger of Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation

4	Notice Concerning Acquisition of Trust Beneficial Interests in Domestic Real Estate and Leasing of Assets

3

 PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jiro Kawanishi
(Signature)

Jiro Kawanishi Executive Director Daiwa House Residential Investment Corporation
(Name and Title)

April 18, 2016
(Date)

4

EXHIBIT 1

Notice Concerning Execution of Merger Agreement Between Daiwa House Residential
Investment Corporation and Daiwa House REIT Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

April 15, 2016

For Immediate Release

Investment Corporation:
Daiwa House Residential Investment Corporation
7th Floor, Nissei Nagatacho Building,
2-4-8, Nagatacho, Chiyoda-ku, Tokyo
Jiro Kawanishi, Executive Director
(Code Number: 8984)

Asset Manager:
Daiwa House Asset Management Co., Ltd.
Koichi Tsuchida
CEO & President
Inquiries:
Hirotaka Uruma
CFO & Director, Finance & Corporate Planning Department
TEL: +81-3-3595-1265

Investment Corporation:
Daiwa House REIT Investment Corporation
2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo
Masazumi Kakei, Executive Director
(Code Number: 3263)

Asset Manager:
Daiwa House REIT Management Co., Ltd.
Hirotaka Najima
Representative Director, President and CEO
Inquiries:
Haruto Tsukamoto
Director, Executive Manager of the Finance Department (CFO)
TEL: +81-3-5651-2895 (Main)

Notice Concerning Execution of Merger Agreement Between
Daiwa House Residential Investment Corporation and
Daiwa House REIT Investment Corporation

Daiwa House Residential Investment Corporation (“DHI”) and Daiwa House REIT Investment Corporation (“DHR”; collectively with DHI, the “Investment Corporations”) announce that they have decided, at their respective board of directors meetings held today, to implement an absorption-type merger with DHI as the surviving corporation and DHR as the absorbed corporation (the “Merger”) with the effective date being September 1, 2016 and have executed a merger agreement (the “Merger Agreement”) as of today’s date.

1.           Purpose of the Merger

The Japanese economy is showing signs of gradual recovery, with corporate earnings and capital expenditure on the rise thanks to the government’s economic policies and the Bank of Japan’s monetary policy.
In the real estate market, the increased investor confidence that has come from the relaxing of financial regulation and other policy changes has continued to buoy up land values—around 90% of the 100 intensively-developed major urban districts showed an increase in land value according to the Land Value LOOK Report published by the Ministry of Land, Infrastructure, Transport and Tourism in February 2016.
In this context, the Tokyo Stock Exchange (“TSE”) REIT Index recorded an eight-year high in January 2015, but the J-REIT market has tended to be bearish since then, and investors have been increasingly risk-averse due to concerns about overseas stock markets and public finances, particularly since late June 2015.  However, the TSE REIT Index once again began to rise, due in part to the effect of lower government bond yields as a result of the Bank of Japan’s newly-implemented negative interest rate policy in January 2016.  Moreover, asset acquisitions by J-REIT from January to December 2015 remained strong despite slowing down in the second half, and overall J-REIT asset acquisitions totaled JPY 1.6146 trillion, up 0.8% year on year.

The asset managers of the Investment Corporations—Daiwa House Asset Management Co., Ltd. (“DHAM”), the asset manager for DHI, and Daiwa House REIT Management Co., Ltd. (“DHRM”; collectively with DHAM, the “Asset Managers”), the asset manager for DHR—are both wholly-owned subsidiaries of Daiwa House Industry Co., Ltd. (“Daiwa House Industry”), and have worked to develop their own track records in asset management with the support of the Daiwa House Group (consisting of Daiwa House Industry and its 142 consolidated subsidiaries, 2 unconsolidated subsidiaries, 25 equity-method affiliates and 2 non-equity-method affiliates, as of March 31, 2016; the same hereinafter).
DHI first listed on the TSE REIT market in March 2006 as BLife Investment Corporation, dealing in residential and commercial properties.  It began with a portfolio of 14 properties with a total acquisition price of JPY 32.0 billion, and has since continued to operate for 20 fiscal periods.  In December 2008, Daiwa House Industry became its main sponsor, and on April 1, 2010 it absorbed New City Residence Investment Corporation.  DHI adopted its current trade name on December 1, 2011, and amended its articles of incorporation to specialize in residential investment.  With its diversified residential portfolio and stable cash flow, DHI has been able to grow steadily to date by combining property acquisitions aided by the continual support of the Daiwa House Group with proactive property acquisitions from outside the group, and has used its retained earnings to actively update its property portfolio.  In the ten years since it first listed on the TSE, DHI’s investments have grown to 142 properties with a total acquisition price of JPY 256.3 billion.
DHR first listed on the TSE REIT market in November 2012 as an investment corporation dealing in logistics and commercial properties, specifically high-performance logistics properties and specialty retail complexes, with a portfolio consisting of 24 properties with a total acquisition price of JPY 114.5 billion.  DHR has continued to operate for seven fiscal periods since then, and its investments have grown to 41 properties with a total acquisition price of JPY 203.7 billion in the three years since its listing as DHR works to secure stable cash flow through long-term fixed contracts and grow externally with property acquisitions focusing on the Daiwa House Group’s strong pipeline.
The Investment Corporations have to date used their individual strengths to work towards securing stable income over the medium to long term and steadily growing their assets, with the aim of sustainably increasing unitholder value.  However, each faces its own challenges: DHI’s LTV ratio remains high, and its portfolio specialized in residential properties offers limited opportunities for internal growth, while DHR has relatively limited available strategies for efficiently swapping out investments and achieving internal growth at its positioning in the logistics REIT sector and its current portfolio size.  It was with this in mind that the Investment Corporations first agreed to begin negotiations for a merger as one option for addressing these challenges and promoting the future growth of both corporations.  After careful deliberations, the Investment Corporations determined that the Merger was the most effective strategy for maximizing unitholder value based on secured cash flow and improved and stable distribution through solid growth of the portfolio.  As such, the Investment Corporations have today executed the Merger Agreement.

The Investment Corporations expect the following to result from the Merger: (i) enhanced external growth potential and further internal growth opportunities through the shift to a diversified REIT, (ii) improvement of the position in the J-REIT market and asset-management flexibility through scale enhancement, and (iii) acceleration of growth leveraging the value chain of the Daiwa House Group’s integrated capabilities, among other positive effects.
The Daiwa House Group, the sponsor, has set its management vision of “Endless Heart” and as “the Daiwa House Group—working to co-create value for individuals, communities and peoples’ lifestyles,” has committed itself to “contributing to society” through business development in diversified categories to meet social needs and through proactive innovation and the development of new categories.  The Daiwa House Group has realized the “creation of shareholders’ value” that generates greater economic value than the capital cost, steadily over the medium-to-long-term. The Investment Corporations will follow this Daiwa House Group's philosophy.
The surviving corporation after the Merger will shift to a diversified REIT that invests in new types of properties, such as hotels, office buildings, in addition to those that the Investment Corporations have dealt in to date.  Its policy will be to leverage the Daiwa House Group’s integrated capabilities to enhance its growth potential, improve the profitability and quality of its portfolio, and achieve sustainable external growth and stable distributions.

On the basis of that policy, the surviving corporation after the Merger will acquire from Daiwa House Industry a total of six logistics, residential, commercial and multi-use complex (office, hotel and commercial) properties, as outlined in the “Notice Concerning Acquisition of Trust Beneficial Interests in Domestic Real Estate and Leasing of Assets” released by the Investment Corporations today, subject to the Merger taking effect.
Note that, in order for the assets held by the surviving corporation after the Merger to be managed efficiently, the Asset Managers have agreed to implement an absorption-type merger (the “Asset Manager Merger”), effective as of September 1, 2016, with DHAM as the surviving company and DHRM as the absorbed company, subject to the Merger taking effect, as outlined in the “Notice Concerning Execution of Merger Agreement Between Daiwa House Asset Management Co., Ltd. and Daiwa House REIT Management Co., Ltd.” released by the Asset Managers today, and have today executed a merger agreement with respect to that Asset Manager Merger.

2.            Outline of the Merger

(1)           Schedule of the Merger

DHI
Board of directors meeting to approve the Merger Agreement	April 15, 2016
Execution date of the Merger Agreement	April 15, 2016
Date of public notice of record date for general meeting of unitholders	April 18, 2016 (planned)
Record date for general meeting of unitholders	May 6, 2016 (planned)
Date of holding of general meeting of unitholders	June 17, 2016 (planned)
Effective date of merger	September 1, 2016 (planned)
Date of registration of merger	Early September 2016 (planned)

DHR
Board of directors meeting to approve the Merger Agreement	April 15, 2016
Execution date of the Merger Agreement	April 15, 2016
Date of holding general meeting of unitholders	May 27, 2016 (planned)
Delisting date	August 29, 2016 (planned)
Effective date of merger	September 1, 2016 (planned)
Date of registration of merger	Early September 2016 (planned)

(2)           Method of the Merger

The Merger will be an absorption-type merger wherein DHI will be the surviving corporation and DHR will be dissolved.

(3)           Allotment of Investment Units under the Merger

(i)              Allotment of Investment Units
	DHI (surviving corporation)	DHR (absorbed corporation)
Allotment of investment units under merger	1	2.2

Note 1:	Number of new investment units of DHI to be issued upon the Merger: 771,540 units (planned)

Note 2:
Fractions less than one unit will be generated for the number of investment units to be issued through the allotment, to the unitholders of DHR, of 2.2 units of DHI per unit of DHR.  Those fractional units less than one unit will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who hold fractions in proportion to the size of their holdings of fractions.

Note 3:
In addition to the above investment units, in lieu of cash distributions to the unitholders of DHR for DHR’s fiscal period ending on the day immediately preceding the effective date of the Merger, DHI plans to make a payment upon the merger that will be equivalent to the cash distributions of DHR for that fiscal period (a merger payment equal to the distributable profit amount of DHR as of the day immediately preceding the effective date of the Merger divided by the number of investment units after deducting the number of investment units held by unitholders other than the Allotted Unitholders (defined below) of DHR from the number of outstanding investment units of DHR as of the day immediately preceding the effective date of the Merger), to its unitholders (excluding unitholders who have requested the purchase of their investment units in accordance with Article 149-3 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951; as amended, the “Investment Trusts Act”)) (the “Allotted Unitholders”) entered in or recorded on the final unitholders register of DHR as of the day immediately preceding the effective date of the Merger, within a reasonable period after the effective date of the Merger.  Details will be announced as soon as they are determined.

(4)           Amendment to the Articles of Incorporation of the Surviving Corporation

In order to shift to a diversified REIT upon the Merger, DHI will submit to its general meeting of unitholders scheduled to be held on June 17, 2016 proposals including a proposal to amend its articles of incorporation (the “Amendment of the Articles of Incorporation”), subject to the Merger taking effect, for the purpose of changing its trade name to “Daiwa House REIT Investment Corporation,” setting new investment policy and investments as a diversified REIT, and for other necessary matters.  Please refer to Schedule 1 for the details of the Amendment of the Articles of Incorporation and to Schedule 2 for DHI’s articles of incorporation after the Amendment of the Articles of Incorporation.  DHI will submit a notification under Article 191 of the Investment Trusts Act promptly after the Amendment of the Articles of Incorporation is approved at the general meeting of unitholders mentioned above.

(5)           Major Conditions for the Merger

The Merger will take effect if the following conditions and other conditions set out in the Merger Agreement are satisfied on the day immediately preceding the effective date of the Merger.  If any of those conditions precedent is not satisfied or if it becomes clear that any of such conditions precedent will not be satisfied on or before the day immediately preceding the effective date of the Merger, DHI and DHR may cancel the Merger Agreement by giving written notice to the other party prior to the effective date of the Merger.  Please refer to the “Notice of Convening General Meeting of Unitholders for Approval of Merger Agreement, Amendment of the Articles of Incorporation, and Appointment of Directors” announced by DHR today for the details of those conditions precedent.
●
Approval at the general meetings of unitholders of both DHI and DHR and other procedures pursuant to applicable laws and ordinances have been completed, and all necessary permits and approvals have been obtained, as required in relation to the Merger or in order to implement the matters contemplated in connection with the Merger.

●
Consent has been obtained from each financial institution lending money to DHI or DHR with respect to conducting the Merger and the basic borrowing conditions applicable on and after the effective date of the Merger (for each loan agreement, including necessary measures so that no breach of financial covenant clause, breach of covenant clause, or acceleration event attributable to DHI occurs after the Merger), and such consent has not been withdrawn.

●	Both DHI and DHR have reasonably confirmed that the procedures for filing of Form F-4 are not necessary for the Merger under the U.S. Securities Act.

3.           Basis for Calculation of Allotment of Investment Units under the Merger

(1)           Basis of Calculation

For the purpose of determining the merger ratio to be adopted in the Merger, and with a view to ensuring fairness, DHI and DHR each appointed a financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio.  DHI appointed Nomura Securities Co., Ltd. (“Nomura Securities”), and DHR appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”).

Nomura Securities performed a financial analysis of the merger ratio for each of DHI and DHR, adopting (i) average market investment unit price analysis, as investment units of both DHI and DHR are listed on the TSE and the market investment unit price is available, (ii) comparable similar investment corporation analysis, as DHI and DHR are comparable to several listed investment corporations and the investment unit value may be analogically inferred by comparing them thereto, (iii) discounted cash flow analysis (“DCF Analysis”) in order to reflect future business activity in the financial analysis, and (iv) the adjusted net asset value approach, in order to reflect the effect on net assets of changes in market value and exchangeability into cash.  A summary of the financial analysis performed by Nomura Securities is as follows.

Financial Analysis Approach	DHI	DHR
Average market investment unit price analysis	1	1.98 - 2.10
Comparable similar investment corporation analysis	1	2.12 - 2.50
DCF Analysis	1	2.10 - 2.51
Adjusted net asset value approach	1	2.11

Concerning the average market investment unit price analysis, the financial analysis date was set at April 14, 2016, and the closing prices on the financial analysis date, and the simple averages of closing prices for the one-week, one-month, three-month, and six-month periods up to the financial analysis date were employed. Please refer to Note 1 at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analysis of Nomura Securities.
In the future profit plan of DHI and DHR which Nomura Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

Mitsubishi UFJ Morgan Stanley Securities conducted its analysis of the merger ratio for each of DHI and DHR, comprehensively taking into consideration the analysis results based on (i) investment unit price analysis as a method of analysis based on the investment unit price formed in the securities market, as investment units of DHI and DHR are listed on the TSE, (ii) analysis by comparison to similar investment corporations as a method of analysis based on the investment unit value of other listed investment corporations conducting business similar to that of DHI and DHR, (iii) the dividend discount model as a method of analysis of investment unit value based on dividends which unitholders of DHI and DHR are expected to receive in the future, (iv) DCF Analysis as a primary method of analysis of investment unit value based on the mid-to-long term future business activities of DHI and DHR, and (v) the net asset value approach as a method of static analysis of investment unit value, which reflects the market value of assets held by DHI and DHR.  A summary of the analysis performed by Mitsubishi UFJ Morgan Stanley Securities is as follows.

Financial Analysis Approach	DHI	DHR
Investment unit price analysis	1	1.79 - 2.14
Analysis by comparison to similar investment corporations	1	2.10 - 2.31
Dividend discount model	1	1.97 - 1.98
DCF Analysis	1	2.14 - 2.54
Net asset value approach	1	2.16

Concerning the investment unit price analysis, taking into account the recent market trading trends of the investment units of DHI and DHR, the financial analysis date was set at April 14, 2016 and the merger ratio was analyzed based on the closing prices for one-month, three-month, six-month, and twelve-month periods up to the financial analysis date.  Please refer to Note 2 at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analyses of Mitsubishi UFJ Morgan Stanley Securities.
In the future profit plan of DHI and DHR which Mitsubishi UFJ Morgan Stanley Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

(2)           Process of Calculation

DHI and DHR determined the above-mentioned merger ratio to be appropriate and executed the Merger Agreement after comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger, and the results of the financial analysis conducted by Nomura Securities and Mitsubishi UFJ Morgan Stanley Securities (the financial advisors for DHI and DHR), and discussing and negotiating at length.

(3)           Relationship with the Financial Advisors

Neither Nomura Securities nor Mitsubishi UFJ Morgan Stanley Securities falls under the definition of an “Affiliated Party” of DHI or DHR as set forth in Article 67(4) of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended) and has any significant interest to note in connection with the Merger.

(4)           Prospects of and Reasons for Delisting

As outlined in 2. (2) above, it is expected that DHR will dissolve and the investment units issued by DHR will be delisted on August 29, 2016, which is three business days prior to the effective date of the Merger, in accordance with the Criteria for Delisting set forth by TSE.  Upon the Merger, the unitholders of DHR will be allotted new investment units of DHI in proportion to the number of investment units they hold and thereby own investment units of DHI, and those investment units will be listed on the TSE and will continue to be tradeable on the TSE.

(5)           Measures to Ensure Fairness

(i)	Measures to Ensure Fairness in the Course of Considering Pros and Cons of the Merger and the Merger Ratio

In the course of considering the Merger, each of the Investment Corporations has reported, in a timely manner, the progress of deliberations to its board of directors, which consists of one executive director and two supervisory directors, whose independence from any asset management company has been ensured under the Investment Trusts Act.  Further, important matters to be considered have been deliberated and approved by the board of directors of DHI and DHR.
Furthermore, DHI has appointed Mori Hamada & Matsumoto and DHR has appointed Anderson Mori & Tomotsune, as legal advisors for the Merger, and DHI and DHR have received advice on matters including the procedures for the Merger, and the method and procedures for making decisions.

(ii)	Measures to Ensure Fairness in Determination of the Merger Ratio

As described in items (1) through (3) above, DHI and DHR requested their respective financial advisors to conduct a financial analysis regarding the merger ratio.  In determining the appropriate merger ratio, DHI and DHR considered various factors including the financial analyses conducted by their respective financial advisors.
In order to ensure the fairness of the Merger, DHI has retained Nomura Securities, which is an independent third party financial advisor, for its unitholders, and obtained a merger ratio analysis report, in which analyses of the allotment of investment units under the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of DHI has determined that measures for ensuring the fairness of the Merger were adequately implemented.
In order to ensure the fairness of the Merger, DHR has retained Mitsubishi UFJ Morgan Stanley Securities, which is an independent third party financial advisor, for its unitholders, and obtained a merger ratio analysis report, in which analyses of the allotment of investment units under the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of DHR has determined that measures for ensuring the fairness of the Merger were adequately implemented.
It is to be noted that neither DHI nor DHR obtained a fairness opinion from the respective financial advisor to the effect that the merger ratio is financially suitable for unitholders of the Investment Corporations.

(iii)	Using an Independent Financial Advisor

In order to receive advice in deliberating the Merger and other support in implementing the Merger, DHI used Daiwa Securities Co. Ltd. (“Daiwa Securities”) as an independent financial advisor in addition to the independent third party financial advisor mentioned in (ii) above to which DHI requested the calculation of the merger ratio.  It is to be noted that DHI did not obtain a merger ratio analysis report or a fairness opinion from Daiwa Securities.

4.           Overview of Merging Parties

	Surviving Corporation		Absorbed Corporation
(1) Name	Daiwa House Residential Investment Corporation		Daiwa House REIT Investment Corporation
(2) Location	2-4-8, Nagatacho, Chiyoda-ku, Tokyo		2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo
(3) Name of Executive Director	Jiro Kawanishi		Masazumi Kakei
(4) Unitholders’ Capital	61,703 million yen		105,459 million yen
(5) Date of Incorporation	June 7, 2005		September 14, 2007
(6) Total Number of Investment Units Issued and Outstanding	747,740 units		350,700 units
(7) End of Fiscal Periods	February and August		February and August
(8) Main Assets under Management	Real estate, and real estate trust beneficial interest		Real estate trust beneficial interest
(9) Main Financing Banks	Sumitomo Mitsui Trust Bank, Limited, Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., and The Bank of Tokyo-Mitsubishi UFJ, Ltd.		Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Trust Bank, Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mizuho Bank, Ltd.
(10) Major Unitholders and their Unitholding Ratios	Japan Trustee Services Bank, Ltd. (trust account)	27.7%	Japan Trustee Services Bank, Ltd. (trust account)	31.7%
	Daiwa House Industry Co., Ltd.	10.1%	Daiwa House Industry Co., Ltd.	12.2%
	The Master Trust Bank of Japan, Ltd. (trust account)	9.7%	The Master Trust Bank of Japan, Ltd. (trust account)	7.9%
	Trust & Custody Services Bank, Ltd. (securities investment trust account)	4.7%	Trust & Custody Services Bank, Ltd. (securities investment trust account)	6.9%
	The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.3%	The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.6%
(11) Name of Asset Manager	Daiwa House Asset Management Co., Ltd.		Daiwa House REIT Management Co., Ltd.
(12) Location of Asset Manager	2-4-8, Nagatacho, Chiyoda-ku, Tokyo		2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo
(13) Name and Post of Representative of Asset Manager	Koichi Tsuchida, CEO & President		Hirotaka Najima , Representative Director, President and CEO
(14) Relationship Among Parties Involved
Capital Relationship	There are no capital relationship requiring special mention between the merging parties and their asset managers.
Personnel Relationship	There are no personnel relationship requiring special mention between the merging parties and their asset managers.
Business Relationship
There are no business relationship requiring special mention between the merging parties and their asset managers.
As stated in “1. Purpose of the Merger,” DHAM and DHRM will conduct the Asset Manager Merger on the effective date of the Merger.

Status of Classification as Related Party
Each merging party is not a related party of the other merging party.  The Asset Managers are wholly owned subsidiaries of Daiwa House Industry and are fellow subsidiaries, thus they are considered related parties. Daiwa House Industry, the major unitholder of both DHI and DHR, holds majority ownership of DHAM and DHRM, thus DHAM is considered a related party of DHR and DHRM is considered a related party of DHI.

(15)         Management and Other Performance in Most Recent Three Fiscal Periods

(i)	DHI (Unit: million yen, unless otherwise stated)

Fiscal period ended	February 2015	August 2015	February 2016
Operating revenue	8,693	9,356	9,662
Operating income	3,881	3,925	3,947
Ordinary income	3,081	3,146	3,177
Net income	3,080	3,145	3,177
Net income per unit (yen)	8,239 (4,119)	4,207	4,248
Distributions per unit (yen)	8,691 (4,345)	4,460	4,501
Net assets per unit (yen)	298,113 (149,056)	148,918	148,707
Net assets	111,455	111,352	111,194
Total assets	238,730	258,400	258,590

Note:
DHI conducted a two-for-one unit split with February 28, 2015 as the record date for the unit split (it was actually conducted on February 27, 2015) and March 1, 2015 as the effective date of the unit split.  Therefore, the numbers in parentheses are based on the assumption that the unit split was conducted at the beginning of the period ending February 2015.

(ii)	DHR (Unit: million yen, unless otherwise stated)

Fiscal period ended	February 2015	August 2015	February 2016
Operating revenue	5,146	6,305	6,938
Operating income	3,003	3,683	3,969
Ordinary income	2,546	2,972	3,382
Net income	2,545	2,971	3,381
Net income per unit (yen)	8,673	8,657	9,642
Distributions per unit (yen)	8,674	8,473	9,642
Net assets per unit (yen)	274,614	309,183	310,353
Net assets	80,593	108,430	108,804
Total assets	166,825	216,936	222,081

5.            Post-Merger Status

(1)           Status of the Surviving Corporation

Surviving Corporation
(1) Name	Daiwa House REIT Investment Corporation (currently Daiwa House Residential Investment Corporation) (Note)
(2) Location	2-4-8, Nagatacho, Chiyoda-ku, Tokyo
(3) Name of Executive Director	Jiro Kawanishi
(4) Unitholders’ Capital	Undetermined (yet to be determined at this stage)
(5) End of fiscal periods	February and August
(6) Net assets	Undetermined (yet to be determined at this stage)
(7) Total assets	Undetermined (yet to be determined at this stage)
(8) Name of Asset Manager	Daiwa House Asset Management Co., Ltd.
(9) Location of Asset Manager	2-4-8, Nagatacho, Chiyoda-ku, Tokyo
(10) Name and post of representative of Asset Manager	Koichi Tsuchida, CEO & President

Note:
DHI will submit to its general meeting of unitholders scheduled on June 17, 2016 a proposal regarding the Amendment of the Articles of Incorporation including the change of its corporate name to “Daiwa House REIT Investment Corporation” subject to the Merger taking effect.

(2)           Major Unitholders and their Unitholding Ratios Before and After the Merger

Before the Merger
DHI (as of February 29, 2016)		DHR (as of February 29, 2016)
Japan Trustee Services Bank, Ltd. (trust account)	27.7%	Japan Trustee Services Bank, Ltd. (trust account)	31.7%
Daiwa House Industry Co., Ltd.	10.1%	Daiwa House Industry Co., Ltd.	12.2%
The Master Trust Bank of Japan, Ltd. (trust account)	9.7%	The Master Trust Bank of Japan, Ltd. (trust account)	7.9%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	4.7%	Trust & Custody Services Bank, Ltd. (securities investment trust account)	6.9%
The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.3%	The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.6%
SCBHK AC DBS Vickers (HK) Limited－Client A/C	1.8%	The Fuji Fire and Marine Insurance Company, Limited	1.6%
The Chugoku Bank, Ltd.	1.8%	The Hachijuni Bank, Ltd.	1.3%
The Fuji Fire and Marine Insurance Company, Limited	1.7%	State Street Bank West Pension Fund Clients Exempt 505233	1.0%
The Bank of New York－JASDEC Non－Treaty Account	1.5%	The Yamanashi Chuo Bank, Ltd.	0.9%
Trust & Custody Services Bank, Ltd. (money trust tax account)	1.4%	Trust & Custody Services Bank, Ltd. (money trust tax account)	0.8%

After the Merger (simple sum after taking into account the merger ratio)
Japan Trustee Services Bank, Ltd. (trust account)	29.8%
Daiwa House Industry Co., Ltd.	11.2%
The Master Trust Bank of Japan, Ltd. (trust account)	8.8%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	5.8%
The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.4%
The Fuji Fire and Marine Insurance Company, Limited	1.6%
The Hachijuni Bank, Ltd.	1.2%
Trust & Custody Services Bank, Ltd. (money trust tax account)	1.1%
State Street Bank West Pension Fund Clients Exempt 505233	1.0%
SCBHK AC DBS Vickers (HK) Limited－Client A/C	0.9%

Note:
The major unitholders and their unitholding ratios after the Merger are calculated based on the investment units assuming allotment in accordance with “(3) Allotment of Investment Units under the Merger” under “2. Outline of the Merger” above on the basis of the major unitholders’ unitholding ratios before the Merger above.

(3)           Amendment to the Asset Management Agreement

After the Merger, DHI will continue to delegate its asset management to DHAM, the company to which DHI presently delegates its asset management.  As to the asset management agreement between DHI and DHAM, an agreement to amend the asset management agreement was executed today in order to implement the Amendment of the Articles of Incorporation, subject to the Merger and the Amendment of the Articles of Incorporation taking effect.
After obtaining approval from its general meeting of unitholders, DHR will, subject to the Merger taking effect, terminate the asset management agreement with DHRM as of the effective date of the Merger.

(4)           Amendment to the Investment Policy

DHAM resolved at its board of directors meeting held today to make amendment to the management guidelines for the management of assets of DHI as of the effective date of the Merger, in order to set a new investment policy, etc., as a diversified REIT, subject to the Merger and the Amendment of the Articles of Incorporation taking effect.  Please refer to Schedule 3 for the outline of the amendment to the investment policy.

(5)           Amendment to the Agreements with Sponsors

DHI executed today a new basic agreement on pipeline support, etc. (the “New Basic Agreement”) between DHI, DHAM, and Daiwa House Industry that will take effect as of the effective date of the Merger subject to the Merger taking effect.  Upon the effectiveness of the New Basic Agreement, the existing basic agreement on pipeline support, etc. (the “DHI Existing Basic Agreement”) between the parties will be expired.  The New Basic Agreement is an agreement that integrates the substantive content of the DHI Existing Basic Agreement and the memorandum on pipeline support (the “DHR Existing Memorandum”) executed by DHR and DHRM with Daiwa House Industry, and that covers hotels, offices, and healthcare facilities which are additional targets of pipeline support as the result of the expansion of the investment target resulting from the Merger.
For the purpose of aligning the interests of unitholders of DHI as the surviving corporation after the Merger with the interests of Daiwa House Industry as sponsor of DHI, Daiwa House Industry has expressed its intention to consider in good faith subscribing for part of the investment units of the surviving corporation after the Merger when it newly issues investment units and to continue to hold the investment units of the surviving corporation after the Merger after Daiwa House Industry acquires any investment units.
DHR will terminate the DHR Existing Memorandum as of the effective date of the Merger subject to the Merger taking effect.
Whether and how to amend agreements with each Daiwa House Group company other than Daiwa House Industry has not been determined yet.  We will make an announcement once this has been determined.
As stated above, since the basic agreement on pipeline support, etc. with Daiwa House Industry will continue after the Merger, the strong support system of the Daiwa House Group will continue after the Merger.

6.           Outline of Accounting Method

It is assumed that the Merger constitutes an acquisition under the Accounting Standards for Business Combinations (ASBJ Guidance No. 21; amended September 13, 2013) and that the Merger will be carried out through the purchase method with DHI as the acquirer and DHR as the acquiree.  It is also assumed that the Merger will result in positive goodwill amounting to an estimated 44,544 million yen.

In addition, positive goodwill will be recorded as assets and be regularly amortized through the straight line method for twenty years. The amortization costs will vary between accounting and tax treatment (different treatment between tax and book accounts) and will be a cause for the imposition of taxes such as corporation tax; however, in order to avoid taxes such as the corporation tax, DHI plans to appropriate a part of its internal reserves (for distribution purposes) and thereby distribute an amount equivalent to the cost of amortization of goodwill and other costs, and has no plan to distribute cash in excess of profit for the purpose of tax avoidance as long as internal reserves (for distribution purposes) exist.

7.           Distribution Policy after the Merger

DHI currently makes distributions by adding an amount equivalent to 10% of the depreciation cost of each fiscal period to the net income for that fiscal period; however, after the Merger, DHI’s policy will be to make distributions by appropriating an amount equivalent to the cost of amortization of positive goodwill from its internal reserves (for distribution purposes) each fiscal period and adding such amount to net income instead of adding an amount equivalent to 10% of the depreciation cost.

Such added amount may be changed sufficiently after taking into consideration the external environment, including the current financial and economic situation, the overall situation of the J-REIT market, and the status of DHI’s assets and its financial condition after the Merger.

8.           Future Prospects

For the prospective future performance after the Merger, please refer to today’s press release, “Notice Concerning Forecasts of Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017 Following the Merger of Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation”.

The impact of the execution of the Merger Agreement on each of DHI and DHR’s performance for the fiscal period ending August 31, 2016 (from March 1, 2016 to August 31, 2016) will be limited.  Please refer to the “Financial Report for the Twentieth Fiscal Period (September 30, 2015 - February 29, 2016)” released by DHI and the “Financial Results for the Fiscal Period Ended February 29, 2016” released by DHR, both as of today, for each of DHI and DHR’s performance.

End of Document

* This press release is to be distributed to: the Kabuto Club (the press club of the Tokyo Stock Exchange); the Ministry of Land, Infrastructure, Transport, and Tourism Press Club; and the Ministry of Land, Infrastructure, Transport, and Tourism Press Club for Construction Publications.

* Web addresses of the Investment Corporations:

Daiwa House Residential Investment Corporation:

http://daiwahouse-resi-reit.co.jp/en/

Daiwa House REIT Investment Corporation:

http://www.daiwahouse-reit.jp/english/

Note 1
Nomura Securities has generally used information provided by DHI and DHR and publicly available information in order to conduct the merger ratio analysis.  Nomura Securities has not conducted any independent verification of the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete.  In addition, Nomura Securities has not made any independent valuation, appraisal, or assessment of the assets or liabilities (including off-balance-sheet assets and liabilities and any other contingent liabilities) of DHI and DHR, nor has Nomura Securities requested any such valuation, appraisal, or assessment from a third-party institution.  Further, Nomura Securities has assumed that the financial projections (including profit plan and other information) provided by DHI and DHR have been prepared in a reasonable manner on the basis of the best estimates and judgment currently available by the management of each of DHI and DHR.

Note 2
In analyzing the above merger ratio, Mitsubishi UFJ Morgan Stanley Securities has relied on the information provided by DHI and DHR and publicly available information assuming that all such materials and information are accurate and complete, without independent verification of the accuracy or completeness of those materials and information.  In addition, Mitsubishi UFJ Morgan Stanley Securities did not make any independent valuation, appraisal, or assessment of the assets or liabilities (including off-balance-sheet assets and liabilities and any other contingent liabilities) of DHI and DHR, nor has Mitsubishi UFJ Morgan Stanley Securities requested any such appraisal or assessment from a third-party institution.  Further, Mitsubishi UFJ Morgan Stanley Securities has assumed that the financial projections provided by DHI and DHR have been prepared in a reasonable manner to reflect the best currently available estimates and judgments by the management of each of DHI and DHR.  The analysis of the above merger ratio by Mitsubishi UFJ Morgan Stanley Securities was based on the above information that was available as of April 14, 2016.

Mitsubishi UFJ Morgan Stanley Securities has prepared its analysis solely for the board of directors of DHR for the purpose of deliberating the Merger and the analysis may not be definitively relied upon or used for any other purpose or by any other third party.  In addition, Mitsubishi UFJ Morgan Stanley Securities will not provide any opinion or recommendation on voting by any of the unitholders of DHI or DHR with respect to the Merger or any other proposed transaction.

Schedule 1 (Amendments of the Articles of Incorporation)

Amendments of the Articles of Incorporation

(The amended parts are underlined.)
Current Articles of Incorporation	Proposed Amendments
Article 1   Corporate Name
The name of the investment corporation (the “Investment Corporation”) is Daiwa House Residential Investment Corporation and is expressed as “Daiwa House Residential Investment Corporation” in English.

Article 1   Corporate Name
The name of the investment corporation (the “Investment Corporation”) is Daiwa House REIT Investment Corporation and is expressed as “Daiwa House REIT Investment Corporation” in English.

Article 5 Total Number of Investment Units Authorized to be Issued 5.1 The total number of units authorized to be issued by the Investment Corporation is 4,000,000.	Article 5 Total Number of Investment Units Authorized to be Issued 5.1 The total number of units authorized to be issued by the Investment Corporation is 8,000,000.
Paragraphs 5.2 and 5.3 (Omitted)	Paragraphs 5.2 and 5.3 (Same as Current Provisions)

Article 16  Record Date
16.1         If the Investment Corporation convenes the general meeting of unitholders pursuant to the provisions of the first sentence of Article 9.3, the unitholders or registered investment unit pledgees registered or recorded in the final unitholders register as of the end of August 2015 and thereafter as of the end of August of every second subsequent year shall be the unitholders or registered investment unit pledgees entitled to exercise their voting rights at the general meeting of unitholders convened by the Investment Corporation.

Article 16   Record Date
16.1          If the Investment Corporation convenes the general meeting of unitholders pursuant to the provisions of the first sentence of Article 9.3, the unitholders registered or recorded in the final unitholders register as of the end of August 2015 and thereafter as of the end of August of every second subsequent year shall be the unitholders entitled to exercise their voting rights at the general meeting of unitholders convened by the Investment Corporation.

Paragraph 16.2 (Omitted)	Paragraph 16.2 (Same as Current Provisions)

Current Articles of Incorporation	Proposed Amendments
Article 30  Investment Policy
30.1          The Investment Corporation shall mainly invest in (i) Real Estate (meaning the assets defined in Article 31.2; the same hereinafter) used mainly for residential facilities located in the greater Tokyo area and other government-designated cities in Japan and the surrounding areas of those cities and (ii) Real-Estate-Backed Securities (meaning the assets defined in Article 31.3; the same hereinafter) backed by Real Estate used mainly for residential facilities located in such greater Tokyo area and other government-designated cities in Japan and the surrounding areas of those cities.

Article 30  Investment Policy
30.1           The Investment Corporation shall mainly invest in (i) Real Estate (meaning the assets defined in Article 31.2; the same hereinafter) used mainly for logistics facilities, residential facilities, commercial facilities, and hotels located in the three major metropolitan areas (the greater Tokyo area (Tokyo, Kanagawa, Saitama, and Chiba prefectures), the greater Nagoya area (Aichi, Gifu, and Mie prefectures), and the greater Osaka area (Osaka, Kyoto, Hyogo, Nara, and Shiga prefectures)) and the rest of Japan and (ii) Real-Estate-Backed Securities (meaning the assets defined in Article 31.3; the same hereinafter) backed by Real Estate used mainly for logistics facilities, residential facilities, commercial facilities, and hotels located in such three major metropolitan areas and the rest of Japan.  The Investment Corporation may invest in other Real Estate and Real-Estate-Backed Securities.

Paragraphs 30.2 through 30.4 (Omitted)	Paragraphs 30.2 through 30.4 (Same as Current Provisions)
Article 31 Types, Purpose, and Scope of Specified Assets to be Managed Paragraphs 31.1 through 31.3 (Omitted)	Article 31 Types, Purpose, and Scope of Specified Assets to be Managed Paragraphs 31.1 through 31.3 (Same as Current Provisions)
31.4          The Investment Corporation may invest in the following specified assets in addition to the Real Estate and Real-Estate-Backed Securities listed in Article 31.2 and Article 31.3:
Items (1) through (6)
(Omitted)
(New Provisions)

31.4          The Investment Corporation may invest in the following specified assets in addition to the Real Estate and Real-Estate-Backed Securities listed in Article 31.2 and Article 31.3:
Items (1) through (6)
(Same as Current Provisions)
(7)               rights to operate public facilities, etc. (meaning those provided for in Article 3(xii) of the Investment Trusts Act Enforcement Order).

Current Articles of Incorporation	Proposed Amendments
31.5          The Investment Corporation may invest in the following non specified assets incidental to the investment in Real Estate:
Item    (1)                (Omitted)
(New Provisions)

(2)               (Omitted)

(New Provisions)

(3)             other rights that need to be acquired and that are incidental to the investments in Real Estate and Real-Estate-Backed Securities

31.5         The Investment Corporation may invest in the following non specified assets incidental to the investment in Real Estate:
Item    (1)  (Same as Current Provisions)
(2)               movables (meaning, of the movables provided for in the Civil Code (Act No. 89 of 1896, as amended), facilities, equipment, or other things attached to the real estate for structural reasons or for use);
(3)               (Same as Current Provisions)
(4)               carbon dioxide equivalent quotas under the Act on Promotion of Global Warming Countermeasures (Act No. 117 of 1998, as amended) or other similar rights, or emission credits (including greenhouse gas emission credits); and
(5)               other rights and assets that need to be acquired and that are incidental to the investments in Real Estate and Real-Estate-Backed Securities

Paragraph 31.6 (Omitted)	Paragraph 31.6 (Same as Current Provisions)
(New Provisions) (New Provisions)
Section XII                      Supplementary
Provision

Article 41Effectiveness of Amendments
Any amendment to these Articles of Incorporation will take effect on September 1, 2016, the effective date of the absorption-type merger under the Merger Agreement dated April 15, 2016 between the Investment Corporation as the surviving corporation and the pre-merger Daiwa House REIT Investment Corporation as the absorbed corporation (the “Merger”), subject to the effectiveness of the Merger.  This supplementary provision is to be deleted after the effective date of the amendment to these Articles of Incorporation.

Current Articles of Incorporation	Proposed Amendments
Attachment Asset Management Fees Payable to Asset Manager (Omitted)	Attachment Asset Management Fees Payable to Asset Manager (Same as Current Provisions)
Fee	Calculation method	Timing of payment	Fee	Calculation method	Timing of payment
Asset management fee 1 (asset-based fee)	(Omitted)	(Omitted)	Asset management fee 1 (asset-based fee)	(Same as Current Provisions)	(Same as Current Provisions)
Asset management fee 2 (profit-based fee)	(Omitted)	(Omitted)	Asset management fee 2 (profit-based fee)	(Same as Current Provisions)	(Same as Current Provisions)
Acquisition and sale fees
1.         If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities (excluding those that fall under 2. below):
Not to exceed the amount calculated by multiplying the acquisition or sale price of the Real Estate or Real-Estate-Backed Securities by 0.8%.3
		By the end of month following the month in which the Real Estate or Real-Estate-Backed Securities are acquired or sold.	Acquisition and sale fees
1.         If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities (excluding those that fall under 2. below):
Not to exceed the amount calculated by multiplying the acquisition or sale price of the Real Estate or Real-Estate-Backed Securities by 0.5%.3
By the end of month following the month in which the Real Estate or Real-Estate-Backed Securities are acquired or sold.

Current Articles of Incorporation	Proposed Amendments

2.           If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities from or to an interested party:
Not to exceed the amount calculated by multiplying the acquisition or sale price by 0.4%.3

3. (Omitted)
2. If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities from or to an interested party:
Not to exceed the amount calculated by multiplying the acquisition or sale price by 0.25%.3

3. (Same as Current Provisions)

Merger fee	(Omitted)	(Omitted)	Merger fee	(Same as Current Provisions)	(Same as Current Provisions)
1         ‘Total asset value’ means the amount calculated in accordance with either (i) or (ii) below with respect to each accounting period2:
(i)     Total asset value for the First Accounting Period (as defined below)
The total asset value recorded on the balance sheet as at the Fiscal Period Closing Date immediately preceding the First Accounting Period (provided that said balance sheet is approved under Article 131(2) of the Investment Trusts Act)

(ii)                      (Omitted)
2                                                 (Omitted)
3                                                 (Omitted)
4                                 (Omitted)
1 ‘Total asset value’ means the amount calculated in accordance with either (i) or (ii) below with respect to each accounting period2:
(i)    Total asset value for the First Accounting Period (as defined below)
The total asset value (minus the amount equivalent to unamortized positive goodwill) recorded on the balance sheet as at the Fiscal Period Closing Date immediately preceding the First Accounting Period (provided that said balance sheet is approved under Article 131(2) of the Investment Trusts Act)
(ii)  (Same as Current Provisions)
2                   (Same as Current Provisions)
3                   (Same as Current Provisions)
4             (Same as Current Provisions)

Schedule 2 (Articles of Incorporation)

Articles of Incorporation of
Investment Corporation

Daiwa House REIT Investment Corporation

Articles of Incorporation of Daiwa House REIT Investment Corporation

Section I General Provisions
Article 1	Corporate Name
The name of the investment corporation (the “Investment Corporation”) is Daiwa House REIT Investment Corporation and is expressed as “Daiwa House REIT Investment Corporation” in English.

Article 2	Purpose
The purpose of the Investment Corporation is to manage the assets of the investment corporation by investing them mainly in real property and other assets (those specified assets (meaning assets provided for in Article 2(1) of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”; the same applies hereinafter)) provided for in Article 105(i)(f) of the Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations (Ordinance of the Prime Minister's Office No. 129 of 2000, as amended)) in accordance with the Investment Trusts Act.

Article 3	Location of Head Office
The head office of the Investment Corporation is in Chiyoda-ku, Tokyo.

Article 4	Method of Public Notice
All public notices by the Investment Corporation shall be given in the Nihon Keizai Shimbun.

Section II Investment Units

Article 5	Total Number of Investment Units Authorized to be Issued
5.1	The total number of investment units authorized to be issued by the Investment Corporation is 8,000,000.
5.2	The proportion of the aggregate issue price of the investment units offered in Japan shall exceed 50% of the total issue price of the investment units of the Investment Corporation.
5.3
The Investment Corporation may offer persons to subscribe for the investment units issued by the Investment Corporation, within the limit of the total number of the investment units authorized to be issued provided for in Article 5.1, with the approval of the board of directors.  The amount payable per unit upon the issuance of investment units offered (meaning investment units allocated to a person applying for subscription of investment units in response to the offering) shall be the amount approved by the board of directors as a fair value in light of the contents of the assets held by the Investment Corporation (“Managed Assets”).

Article 6	Matters Relating to Handling of Investment Units
Unless otherwise provided for in applicable laws, ordinances, or these Articles of Incorporation, procedures for the handling of investment units, such as registration or recording of unitholders in the Investment Corporation’s unitholders’ register and other procedures and applicable fees are subject to the rules for the handling of investment units prescribed by the board of directors.

Article 7	Minimum Net Asset Value
The minimum net asset value of the Investment Corporation is 50,000,000 yen.

Article 8	Redemption of Investment Units at the Request of a Unitholder and Acquisition of Investment Units through Agreement with Unitholders
8.1	The Investment Corporation shall not redeem any investment units at the request of unitholders.
8.2	The Investment Corporation may acquire its investment units for value upon agreement with unitholders.

Section III General Meeting of Unitholders

Article 9	Convocation
9.1	A general meeting of unitholders of the Investment Corporation shall be held at least once every two years in principle.
9.2
Unless otherwise provided for in applicable laws or ordinances, general meetings of unitholders shall be convened by the executive director if there is only one executive director, and by one of the executive directors in accordance with the sequence predetermined by the board of directors if there are two or more executive directors.

9.3
A general meeting of unitholders of the Investment Corporation shall be convened on November 5, 2015 (or without delay thereafter), and subsequently be convened on November 5 of every second subsequent year (or without delay thereafter).  Additional general meetings of unitholders may be held when necessary.

9.4
In order to convene a general meeting of unitholders, a public notice of the date of such meeting shall be provided no later than two months prior to such date, and notice thereof in writing or notice thereof by electromagnetic means as provided for in the applicable law or ordinance shall be provided to the unitholders no later than two weeks prior to that date; provided, however, that said public notice shall not be required with respect to a general meeting of unitholders that is to be convened within less than 25 months from the date of the immediately preceding general meeting of unitholders held pursuant to the first sentence of the preceding paragraph.

Article 10	Chairperson
The executive director shall preside over the general meeting of unitholders if there is only one executive director.  One of the executive directors shall preside over the general meeting of unitholders in accordance with the sequence predetermined by the board of directors if there are two or more executive directors.  If all of the positions of executive directors become vacant or all of the executive directors are unable to so act, one of the supervisory directors shall preside over the general meeting of unitholders in accordance with the sequence predetermined by the board of directors.

Article 11	Resolution
Unless otherwise provided for in applicable laws, ordinances, or these Articles of Incorporation, the resolutions of the general meeting of unitholders shall be adopted by a majority of the voting rights represented by the unitholders present at the meeting.

Article 12	Exercise of Voting Rights by Proxy
12.1	A unitholder may exercise voting rights by a proxy, who must be a unitholder of the Investment Corporation with voting rights.
12.2
In the case of the preceding paragraph, the relevant unitholder or proxy shall, in advance of each general meeting of unitholders, submit to the Investment Corporation a document certifying the authority of the proxy, or provide the Investment Corporation with the information required to be stated in such a document by electromagnetic means.  Unitholders or proxies who intend to provide the Investment Corporation with the information required to be stated in a document certifying the authority of the proxy by electromagnetic means shall, in advance, indicate to the Investment Corporation the type and details of the electromagnetic means that will be used and obtain the consent of the Investment Corporation in writing or by electromagnetic means.

Article 13	Exercise of Voting Rights in Writing
13.1
Exercise of voting rights in writing shall be conducted by the unitholder filling in a document for the exercise of voting rights (the “Voting Form”) with the necessary matters and submitting the completed Voting Form to the Investment Corporation by the time provided for by laws and ordinances.

13.2	The number of voting rights exercised in writing under the preceding paragraph shall be included in the number of voting rights of unitholders present.

Article 14	Exercise of Voting Rights by Electromagnetic Means
14.1
Exercise of voting rights by electromagnetic means shall be conducted by the unitholder providing the Investment Corporation by the electromagnetic means with the information that is required to be stated in the Voting Form by the time provided for by laws or ordinances, with the consent of the Investment Corporation, in accordance with the provisions of laws and ordinances.

14.2	The number of voting rights exercised by electromagnetic means under the preceding paragraph shall be included in the number of voting rights of unitholders present.

Article 15	Deemed Approval
15.1
If a unitholder is not present at a general meeting of unitholders and does not exercise its voting rights, the unitholder will be deemed to have approved the proposals submitted to the general meeting of unitholders (excluding, if multiple proposals are submitted and such proposals conflict with each other, any of such proposals).

15.2
The number of voting rights represented by the unitholders who are deemed to have approved the proposals under the preceding paragraph shall be included in the number of voting rights represented by the unitholders present.

Article 16	Record Date
16.1
If the Investment Corporation convenes the general meeting of unitholders pursuant to the provisions of the first sentence of Article 9.3, the unitholders registered or recorded in the final unitholders’ register as of the end of August 2015 and thereafter as of the end of August of every second subsequent year shall be the unitholders entitled to exercise their voting rights at the general meeting of unitholders convened by the Investment Corporation.

16.2
Notwithstanding the provisions of the preceding paragraph, the Investment Corporation may treat the unitholders or registered investment unit pledgees registered or recorded in the final unitholders’ register as of a certain date upon giving prior public notice in accordance with laws and ordinances through resolution of the board of directors as the unitholders or registered investment unit pledgees entitled to exercise their rights.

Article 17	Minutes of the General Meeting of Unitholders
Regarding the proceedings of the general meeting of unitholders, a summary of the course of proceedings and the results of the general meeting of unitholders and other matters provided for by laws and ordinances are to be registered or recorded in the minutes.  The Investment Corporation shall keep the minutes at its head office for ten years from the date of the general meeting of unitholders.

Section IV Directors and the Board of Directors

Article 18	Number of Directors and Composition of the Board of Directors
The Investment Corporation shall have at least one executive director and at least two supervisory directors (provided that the number of supervisory directors shall be at least one more than that of the executive directors) and the directors (meaning the executive directors and supervisory directors; the same hereinafter) shall compose the board of directors.

Article 19	Election and Term of Office of Directors
19.1.	Directors shall be elected by a resolution of the general meeting of unitholders.
19.2
The term of office of directors shall be two years from their election; provided, however, (i) that this shall not preclude the extension or shortening of the term of office, to the extent prescribed by laws and regulations, by resolution of the general meeting of unitholders, and (ii) that the term of office of directors appointed to fill a vacancy or increase the number of directors shall be the same as the remaining term of their predecessors or the directors in office.

19.3
The effective period of a resolution regarding the appointment of a director who is appointed to fill a vacancy shall be until the expiration of the term of office of the directors, as prescribed at the general meeting of unitholders in which the director was appointed (or, if directors were not appointed at such general meeting of unitholders, the most recent general meeting of unitholders at which directors were appointed); provided, however, that such period may be shortened by a resolution of the general meeting of unitholders.

Article 20	Criteria for Payment of Remuneration to Directors
The criteria for payment of remuneration to directors of the Investment Corporation and the timing of such payments shall be as follows:
(1)
The Investment Corporation shall pay monthly remuneration to each executive director of an amount determined by the board of directors to be reasonable in light of general price and wage trends, etc., up to an amount equivalent to 800,000 yen per month for each executive director, no later than the last day of the relevant month.

(2)
The Investment Corporation shall pay monthly remuneration to each supervisory director of an amount determined by the board of directors to be reasonable in light of general price and wage trends, etc., up to an amount equivalent to 350,000 yen per month for each supervisory director, no later than the last day of the relevant month.

Article 21	Liability of Directors for Damages
The Investment Corporation may, to the extent provided for by laws and ordinances, exempt a director from the liability for damages provided for in Article 115-6(1) of the Investment Trusts Act by resolution of the board of directors if the director was acting in good faith without gross negligence in performing his or her duties and if it is considered particularly necessary to do so in light of the details of the facts that caused the liability, the performance of duties by the director, and other circumstances.

Article 22	Convocation and Chairperson of the Board of Directors
22.1
Unless otherwise provided for under laws or ordinances, the executive director shall convene and preside over the meetings of the board of directors if there is only one executive director, and if there are two or more executive directors, one executive director shall convene and preside over the meetings of the board of directors in accordance with the sequence predetermined by the board of directors.

22.2
A notice of convocation of a meeting of the board of directors must be dispatched to all directors no later than three days before the date of the meeting of the board of directors.  However, the convocation period may be shortened or convocation procedures may be omitted with the consent of all directors.

Article 23	Resolution by the Board of Directors
Unless otherwise provided for in applicable laws, ordinances, or these Articles of Incorporation, a resolution of the board of directors shall be adopted by a majority vote of the directors present at a meeting where a majority of all directors who are entitled to exercise vote are present.

Article 24	Minutes of the Board of Directors
Regarding the proceedings of the meeting of the board of directors, a summary of the course of proceedings and the results of meetings of the board of directors and other matters provided for by laws and ordinances are to be registered or recorded in the minutes, and directors that attend the meeting shall affix their signatures or their names and seals, or their electronic signatures.  The Investment Corporation shall keep the minutes at its head office for ten years from the date of the applicable meeting of the board of directors.

Article 25	Regulations of the Board of Directors
Unless otherwise provided for by laws, ordinances, or these Articles of Incorporation, matters relating to the board of directors shall be subject to the regulations of the board of directors established by the board of directors.

Section V Accounting Auditor

Article 26	Appointment of Accounting Auditor
The accounting auditor shall be appointed by a resolution of the general meeting of unitholders.

Article 27	Term of Appointment of Accounting Auditor
27.1
The term of appointment of the Accounting Auditor shall be until the conclusion of the first general meeting of unitholders held after the end of the first fiscal period following the passage of one year from the appointment.

27.2
Unless it is otherwise resolved at the general meeting of unitholders referred to in the preceding paragraph, the accounting auditor shall, at such general meeting of unitholders, be deemed to have been reappointed.

Article 28	Criteria for Payment of Fees to Accounting Auditor
The Investment Corporation shall pay fees to the accounting auditor of an amount determined by the board of directors up to an amount equivalent to 25,000,000 yen per fiscal period subject to an audit no later than three months after the end of the relevant fiscal period.

Section VI Asset Management Target and Policy

Article 29	Basic Policy of Asset Management
With the aim of securing stable income in the medium to long term and steadily increasing its assets, the Investment Corporation shall conduct its asset management by making investments primarily in real property and other assets.

Article 30	Investment Policy
30.1
The Investment Corporation shall mainly invest in (i) Real Estate (meaning the assets defined in Article 31.2; the same hereinafter) used mainly for logistics facilities, residential facilities, commercial facilities, and hotels located in the three major metropolitan areas (the greater Tokyo area (Tokyo, Kanagawa, Saitama, and Chiba prefectures), the greater Nagoya area (Aichi, Gifu, and Mie prefectures), and the greater Osaka area (Osaka, Kyoto, Hyogo, Nara, and Shiga prefectures)) and the rest of Japan and (ii) Real-Estate-Backed Securities (meaning the assets defined in Article 31.3; the same hereinafter) backed by Real Estate used mainly for logistics facilities, residential facilities, commercial facilities, and hotels located in such three major metropolitan areas and the rest of Japan.  The Investment Corporation may invest in other Real Estate and Real-Estate-Backed Securities.

30.2
In selecting each investment, the Investment Corporation shall comprehensively consider (i) “macro factors” such as general economic conditions, financial conditions, consumer trends, and real estate market conditions, (ii) “geographical factors” such as potential, stability, etc. regarding a site location’s surrounding environment and city planning status and (iii) results of detailed property inspections (including economic research, physical inspections, and legal inquiries).

30.3
The Investment Corporation shall conduct its asset management so as to keep the ratio of the total amount of specified real estate (meaning, of the specified assets obtained by the Investment Corporation, real estate (building lots or buildings defined in the Building Lots and Buildings Transaction Business Act (Act No. 176 of 1952, as amended; the same hereafter in this Article 30.3)), leasehold rights in real estate or surface rights, or beneficial interests in trust the principal of which is ownership of real estate, leasehold rights in land or surface rights) to the total amount of specified assets held by the Investment Corporation at 75% or more.

30.4
The Investment Corporation may reinvest the money obtained in relation to the Managed Assets (including but not limited to: sales proceeds of the Managed Assets; dividends, redemption proceeds and interest, etc., on securities; interest and default charges on monetary claims; distributions on tokumei kumiai equity interests; income from the leasing of real estate; and other income).

Article 31	Types, Purpose, and Scope of Specified Assets to be Managed
31.1	The Investment Corporation shall invest in Real Estate and Real-Estate-Backed Securities in accordance with the basic policy of asset management provided for in Article 29.
31.2	Real Estate means the following assets:
(1)	real estate;
(2)	leasehold rights in real estate;
(3)	surface rights;
(4)
beneficial interests of trusts the principal of which is any of the assets listed in Article 31.2(1) through (3) (including comprehensive trusts the principal of which is real estate and cash incidental to real estate);

(5)	beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investing in the assets provided for in Article 31.2(1) through (3);

(6)
equity interests in investments under an agreement where one party makes a financial contribution to another party to manage the assets set out in the preceding Items, and that other party manages that contribution primarily as an investment in those assets and distributes the profits from its management of those assets (the “Tokumei Kumiai Equity Interests Concerning Real Estate”); and

(7)	beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investment primarily in Tokumei Kumiai Equity Interests Concerning Real Estate.
31.3
Real-Estate-Backed Securities means the following assets whose purpose is to invest more than 50% of assets in Real Estate (including the rights represented on the securities listed in each item below):

(1)	preferred equity securities, as defined in Article 2(9) of the Act on Securitization of Assets (Act No. 105 of 1998, as amended; the “Asset Securitization Act”);
(2)	beneficiary certificates of special purpose trusts, as defined in Article 2(13) and (15) of the Asset Securitization Act);
(3)	beneficiary certificates of investment trusts, as defined in Article 2(7) of the Investment Trusts Act; and
(4)	investment securities, as defined in Article 2(15) of the Investment Trusts Act.
31.4	The Investment Corporation may invest in the following specified assets in addition to the Real Estate and Real-Estate-Backed Securities listed in Article 31.2 and Article 31.3:
(1)	deposits;
(2)
securities (meaning those provided for in each item of Article 2(1) and those provided for in each item of Article 2(2) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “FIEA”), and excluding the specified assets listed in Article 31.2 and 31.3 and in the items in this Article 31.4);

(3)
rights pertaining to derivative transactions (meaning those provided for in Article 3(ii) of the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (Cabinet Order No. 480 of 2000, as amended; the “Investment Trusts Act Enforcement Order”));

(4)	monetary claims (meaning those claims, other than deposits, provided for in Article 3(vii) of the Investment Trusts Act Enforcement Order);
(5)	beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investment primarily in the assets listed in the preceding Items;

(6)	renewable energy power generation facilities (meaning those provided for in Article 3(xi) of the Investment Trusts Act Enforcement Order); and
(7)	rights to operate public facilities, etc. (meaning those provided for in Article 3(xii) of the Investment Trusts Act Enforcement Order).
31.5	The Investment Corporation may invest in the following non specified assets incidental to the investment in Real Estate:
(1)	trademark rights or exclusive or non-exclusive rights to use trademarks provided for in the Trademark Act (Act No. 127 of 1959, as amended);
(2)
movables (meaning, of the movables provided for in the Civil Code (Act No. 89 of 1896, as amended), facilities, equipment, or other things attached to the real estate for structural reasons or for use);

(3)	hot spring rights (hot spring source rights) permitted under customary law;
(4)
carbon dioxide equivalent quotas under the Act on Promotion of Global Warming Countermeasures (Act No. 117 of 1998, as amended) or other similar rights, or emission credits (including greenhouse gas emission credits); and

(5)	other rights and assets that need to be acquired and that are incidental to the investments in Real Estate and Real-Estate-Backed Securities
31.6
With respect to rights to be indicated on securities as provided for in Article 2(2) of the FIEA, even if securities indicating such rights are not issued, such rights shall be deemed to be such securities, and Article 31.2 through 31.5 shall apply.

Article 32	Investment Restrictions
32.1
The Investment Corporation will invest in the securities and monetary claims in Article 31.4 by taking safety and liquidity factors into full consideration and will not conduct such investment only for obtaining active investment returns.

32.2
The Investment Corporation will invest in rights pertaining to derivative transactions in Article 31.4(3) only for the purpose of hedging foreign exchange risk, interest rate risk, and other risks arising from liabilities of the Investment Corporation.

32.3
The Investment Corporation shall not invest in any real estate located outside Japan, any of the assets listed in Article 31.2(2) through (7) based on any real estate located outside Japan, or any Real-Estate-Backed Security backed by any real estate located outside Japan.

32.4	The Investment Corporation shall not invest in assets denominated in foreign currencies or securities mainly traded on foreign securities markets.

Article 33	Purpose and Scope of Leasing of Underlying Assets
33.1
The Investment Corporation shall, in principle, lease real estate forming part of the Managed Assets (including real estate that backs the Real-Estate-Backed Securities obtained by the Investment Corporation; the same hereafter in Article 33) for the purpose of securing stable income over the medium to long term (the lease includes, but is not limited to, installation of parking space and signboards).  With respect to any real estate that is an asset of a trust in which the beneficial interest held is a specified asset, the Investment Corporation shall, in principle, cause a trustee of the trust to enter into a lease agreement with a third party and to lease such real estate to that third party.

33.2
In leasing real estate, the Investment Corporation may, by itself or through its trustee of a trust, receive security deposits, guarantee deposits and other similar monies, which it shall manage in accordance with Articles 29 and 30.

33.3	The Investment Corporation may lease the Managed Assets that are not real estate.

Chapter VII Valuation of Assets

Article 34	Method of Asset Valuation, Criteria, and Record Date
34.1	The criteria and methods for valuing the assets of the Investment Corporation are prescribed as follows for each type of assets subject to investment:
(1)	Real estate, leasehold rights in real estate and surface rights set forth in Article 31.2(1) through (3)
The valuation shall be the amount calculated by deducting the accumulated depreciation from the acquisition price.  The straight-line method shall be used to calculate the amount of depreciation for buildings and equipment, etc.; provided, however, that another method may be used if it becomes inappropriate to use the straight-line method for any justifiable reason, and as far as it can be determined no problem will arise from the perspective of investor protection.
(2)	Beneficial interests of trusts the principal of which is real estate, leasehold rights in real estate and surface rights set forth in Article 31.2(4)
The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  In cases where the trust property is any of the assets listed in the preceding Item, the valuation shall be made pursuant to the preceding Item, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.

(3)
Beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investing primarily in real estate, leasehold rights in real estate and surface rights set forth in Article 31.2(5)

The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  In cases where the trust property is any of the assets listed in Item (1), the valuation shall be made pursuant to Item (1), while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.
(4)	Tokumei Kumiai Equity Interests Concerning Real Estate set forth in Article 31.2(6)
The valuation shall be made by deducting the total amount of tokumei kumiai liabilities from the total amount of tokumei kumiai assets and applying the proportion of the tokumei kumiai equity interests held.  In cases where the tokumei kumiai property is composed of any of the assets listed in the preceding Items, the valuation shall be made pursuant thereto, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.
(5)
Beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investment primarily in Tokumei Kumiai Equity Interests Concerning Real Estate set forth in Article 31.2(7)

The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  For the trust property that is Tokumei Kumiai equity interests, the valuation shall be made pursuant to the preceding Item, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.
(6)	Securities set forth in Articles 31.3 and 31.4(2)
The valuation shall be made using a price based on the market price (the transaction price on a financial instruments exchange, the price published by the Japan Securities Dealers Association or a similar organization, or the transaction price that emerges on a similar transaction system that allows liquidation by purchase and sale on demand) when the market price of such security is available.  If such market price is unavailable, the valuation shall be made using a reasonable calculation method.

(7)	Monetary claims set forth in Article 31.4(4)
The valuation shall be made using an amount calculated by deducting the allowance for bad debts from the acquisition price; provided, however, that in cases where such monetary claim is acquired for an amount either higher or lower than the claim amount, and if the nature of the difference between the acquisition price and the claim amount is deemed to be an adjustment related to interest rates, the valuation shall be made using an amount calculated by deducting the allowance for bad debts from the value calculated based on the amortized cost method.
(8)	Rights pertaining to derivative transactions set forth in Article 31.4(3)
(i)	Claims and obligations arising from transactions of derivatives listed on a financial instruments exchange
The valuation shall be made using the value calculated based on the final price on the financial instruments exchange on the record date (closing price; if there is no closing price, the value shall be the one calculated based on the indicative price, i.e. either the final lowest indicative offer price published or the final highest indicative bid price published; if both prices are published, the middle rate shall be used).  If no final price is available on the relevant date, the valuation shall be made by the value calculated based on the most recent final price.
(ii)	Claims and obligations arising from transactions of derivatives not listed on the financial instruments exchange and without quotation
The valuation shall be made using the value calculated by a reasonable method approximating market price.  If it is considered extremely difficult to calculate a fair value, the valuation shall be made using the acquisition price.
(iii)
Notwithstanding (i) and (ii) above, hedge accounting may be applied in cases which are deemed as hedge transactions in accordance with generally accepted corporate accounting standards.  Further, special treatment for interest rate swaps under accounting principles for financial instruments and the appropriation treatment under foreign currency-denominated transactions accounting standards relating to forward exchange contracts may be accounted for accordingly.

(9)	Beneficial interests in monetary trusts set forth in Article 31.4(5)
The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  Depending on the assets being managed, the valuation shall be made in accordance with the investment asset valuation methods set forth in Items (1) through (8) and Item (10), and in the case of financial assets and liabilities, the valuation shall be made in accordance with generally accepted corporate accounting standards.

(10)	Other
If the valuation method is not provided in the foregoing, the valuation shall be made based on the valuation rules prescribed under the Investment Trusts Act and by the Investment Trusts Association, Japan, or follow generally accepted corporate accounting standards.
34.2
If a valuation is made by a method other than those set forth in the preceding paragraph for the purpose of disclosure in the asset management reports, etc., the Investment Corporation shall value the assets as follows:

(1)	Real estate, leasehold rights in real estate, and surface rights
In principle, the value shall be the appraisal value obtained based on the appraisal conducted by real estate appraisers.
(2)	Beneficial interests of trusts regarding real estate, leasehold rights in real estate and surface rights, and Tokumei Kumiai Equity Interests Concerning Real Estate
The valuation shall be made by deducting the total amount of trust or tokumei kumiai liabilities from the total amount of trust or tokumei kumiai assets and applying the proportion of the trust beneficiary or tokumei kumiai equity interests held.  The valuation of trust or tokumei kumiai property comprised of the assets set forth in the preceding Item shall be made pursuant to the preceding Item, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.
34.3
The record date for the asset valuation of the Investment Corporation shall be the each Fiscal Period Closing Date set forth in Article 36; provided, however, that such record date shall be the end of each month with respect to the assets set forth in Articles 31.3 and 31.4 that can be valued based on the market price.

34.4
In compliance with the general principle of consistency, the valuation methods set forth in Articles 34.1 and 34.2 shall not be altered; provided, however, that another method may be used if it becomes inappropriate to use the adopted method for any justifiable reason, and as far as it can be reasonably determined that no problem will arise from the perspective of investor protection.  If a valuation method is changed, an asset management report sent to investors immediately thereafter shall contain the following:

(1)	the fact of the change in valuation method and the effective date of the change;
(2)	specific details of the pre- and post-change valuation methods;
(3)	the valuation at the end of the applicable fiscal period when using the pre-change valuation method and when using the post-change valuation method;

(4)	specific reasons for the change; and
(5)	other information necessary to protect the investors.

Chapter VIII Borrowings and Issuance of Investment Corporation Bonds

Article 35	Maximum Amount of Borrowings and Investment Corporation Bonds
35.1
The Investment Corporation may enter into borrowings or issue investment corporation bonds (including short-term investment corporation bonds; the same hereinafter) with the objective of securing stable income and steady growth of the Managed Assets.  The Investment Corporation may borrow funds only from qualified institutional investors as defined in Article 2(3)(i) of the FIEA (and limited to those institutional investors set forth in Article 67-15 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended; the “Act on Special Measures Concerning Taxation”).

35.2
Money received through borrowings and investment corporate bonds pursuant to the preceding paragraph shall be used for the acquisition of assets, maintenance and repair expenses, payment of distributions, working capital required for the operation of the Investment Corporation or the repayment of debt (including the repayment of tenant leasehold and security deposits, borrowings and investment corporate bonds) and other uses; provided, however, that the purposes and use of funds raised through short-term investment corporate bonds shall be limited to the extent permitted by applicable laws and regulations.

35.3	If the Investment Corporation borrows funds or issues investment corporate bonds under Article 35.1, it may pledge the Managed Assets as collateral.
35.4
The maximum principal amount of any borrowing and issuance of investment corporation bonds shall be one trillion (1,000,000,000,000) yen respectively, and the aggregate amount of the foregoing shall not exceed one trillion (1,000,000,000,000) yen.

Chapter IX Calculation

Article 36	Fiscal Period and Closing Date
The fiscal period of the Investment Corporation shall be from March 1 through the last day of August and from September 1 through the last day of February of the following year each year (hereinafter, the last day of each fiscal period shall be referred to as the “Fiscal Period Closing Date”).

Article 37	Policy for Cash Distributions
The Investment Corporation shall, in principle, make distributions in accordance with the following policies.
(1)	Distribution of profits
(a)
From the total amount to be distributed to unitholders, the amount of profit (the “Distributable Amount”) shall be the profit calculated in accordance with the generally accepted corporate accounting standards in Japan (the amount calculated by deducting the total amount of unitholders’ capital and capital surplus (unitholders’ capital, etc.) and valuation and translation adjustments, etc. from the amount of net assets (calculated by deducting the total amount of liabilities from the total amount of assets) on the Investment Corporation’s balance sheet as of the Fiscal Period Closing Date).

(b)
In principle, the amount of distribution shall be the amount determined by the Investment Corporation that exceeds the amount equivalent to 90% of the amount of its profit available for distribution as set forth in Article 67-15(1) of the Act on Special Measures Concerning Taxation, unless the Investment Corporation reports a loss for tax purposes or reports no income for tax purposes due to a deduction for carryover of loss, in which case the amount of distribution shall be an amount reasonably determined by the Investment Corporation.

The Investment Corporation may accumulate, retain or otherwise employ a long-term repair reserve, payment reserve, distribution reserve and any other similar reserves and allowances that are deemed necessary to maintain or improve the value of the Managed Assets, and other necessary amounts, from the Distributable Amount.
(2)	Distribution of cash in excess of profit
If the Investment Corporation considers it appropriate in order to limit the tax (including corporation tax) imposed on the Investment Corporation or for any other reason, it may make a distribution of the amount determined by the Investment Corporation to the extent of the amount set forth in the rules of the Investment Trusts Association, Japan as distributions in excess of profit.
(3)	Method of distribution
Distributions pursuant to this Article 37 shall be made in cash and paid, in principle, within three months from the Fiscal Period Closing Date to unitholders and registered pledgees of investment units who are recorded or registered in the final register of unitholders as of the Fiscal Period Closing Date, in accordance with the number of investment units held or the investment units subject to the registered pledge.

(4)	Expiration of the rights to demand distributions
In case where the distributions pursuant to this Article 37 are unclaimed for a period of three (3) full years after the date of commencement of such payment, the Investment Corporation shall be discharged from its payment obligation thereof.  No interest shall accumulate on any unpaid distributions.
(5)	Rules of the Investment Trusts Association, Japan
In addition to the preceding Items, the Investment Corporation shall comply with the rules, etc. set forth by the Investment Trusts Association, Japan for distributions.

Section X  Entrustment of Operations and Administrative Services

Article 38	Asset Management Fees Payable to Asset Manager
The standards for the amount and payment of asset management fees payable to the asset manager to which the Investment Corporation entrusts the management of its assets shall be as set forth in the Attachment hereto, which shall constitute a part of these Articles of Incorporation.

Article 39	Entrustment of Operations and Administrative Services
39.1
The Investment Corporation shall, pursuant to Articles 198 and 208 of the Investment Trusts Act, entrust the operations for the management of assets to the Asset Manager and the operations for the custody thereof to the custodian of assets.

39.2
The Investment Corporation shall entrust any administrative services in connection with operations other than those relating to the management and custody of its assets that are set forth in Article 117 of the Investment Trusts Act to a third party.

Section XI  Costs and Expenses

Article 40	Consumption Tax and Local Consumption Tax
The Investment Corporation shall bear consumption tax, local consumption tax, and other taxes imposed on the management of the Managed Assets and other expenses and money payable by the Investment Corporation considered to be taxable items under the Consumption Tax Act (Act No. 108 of 1988, as amended) (the “Consumption Tax, etc.”) and pay an amount equivalent to the Consumption Tax, etc. in addition to the amount of taxable items.
Unless otherwise provided herein, any amount in these Articles of Incorporation shall be the amount exclusive of Consumption Tax, etc.

Section XII       Supplementary Provision

Article 41	Effectiveness of Amendments
Any amendment to these Articles of Incorporation will take effect on September 1, 2016, the effective date of the absorption-type merger under the Merger Agreement dated April 15, 2016 between the Investment Corporation as the surviving corporation and the pre-merger Daiwa House REIT Investment Corporation as the absorbed corporation (the “Merger”), subject to the effectiveness of the Merger.  This supplementary provision is to be deleted after the effective date of the amendment to these Articles of Incorporation.

Enacted:       June 1, 2005
Amended:    November 25, 2005
Amended:    January 26, 2006
Amended:    February 23, 2007
Amended:    February 26, 2009
Amended:    February 25, 2010
Amended:    March 23, 2010
Amended:    September 30, 2010
Amended:    December 1, 2011
Amended:    November 26, 2013
Amended:    March 1, 2015
Amended:    November 25, 2015
Amended:    June 17, 2016 (Effective Date: September 1, 2016)

Attachment
Asset Management Fees Payable to Asset Manager

The calculation method and timing of payment of the fees to be paid to the asset manager undertaking the management of the Managed Assets held by the Investment Corporation are set out below.  Each fee is to be paid by bank transfer into the account specified by the asset manager (with transfer fees to be borne by the Investment Corporation).

Fee	Calculation method	Timing of payment
Asset management fee 1 (asset-based fee)
Not to exceed the amount calculated by multiplying the total asset value1 as at each accounting period2 by 0.4% per annum (calculated on a daily basis in accordance with the number of days in each accounting period, assuming 365 days per year).3
Within one month after the end of each accounting period.
Asset management fee 2 (profit-based fee)
Not to exceed the amount calculated by deducting the total costs (excluding depreciation and loss on retirement of noncurrent assets) of the Investment Corporation’s real estate rental business from its total revenue for a given fiscal period and multiplying the result by 5.0%.3
By the end of the month following the month in which the relevant accounts and related documents are approved.
Acquisition and sale fees
1. If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities (excluding those that fall under 2. below):
Not to exceed the amount calculated by multiplying the acquisition or sale price of the Real Estate or Real-Estate-Backed Securities by 0.5%.3

2. If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities from or to an interested party:
Not to exceed the amount calculated by multiplying the acquisition or sale price by 0.25%.3

3. Notwithstanding 1. and 2. above, no fee will be paid for the sale of Real Estate or Real-Estate-Backed Securities if no profit on sale4 is made.
By the end of month following the month in which the Real Estate or Real-Estate-Backed Securities are acquired or sold.
Merger fee
If, in the event of a merger involving the Investment Corporation, the asset manager performs a due diligence and valuation of the other investment corporation’s asset and the like or performs any other work related to the merger: not to exceed the amount calculated by multiplying the acquisition price at the time of the merger of the Real Estate or Real-Estate-Backed Securities of the other investment corporation succeeded to by the Investment Corporation by 0.8%.3
By the end of the month following the month in which the merger takes effect.

1	‘Total asset value’ means the amount calculated in accordance with either (i) or (ii) below with respect to each accounting period2:
(i)	Total asset value for the First Accounting Period (as defined below)
The total asset value (minus the amount equivalent to unamortized positive goodwill) recorded on the balance sheet as at the Fiscal Period Closing Date immediately preceding the First Accounting Period (provided that said balance sheet is approved under Article 131(2) of the Investment Trusts Act)
(ii)	Total asset value for the Second Accounting Period (as defined below)
The amount obtained by adding, to the total asset value for the immediately preceding First Accounting Period, the total of the acquisition price(s) of any Real Estate or Real-Estate-Backed Securities acquired (including through succession by merger; in such case, the acquisition price of any Real Estate or Real-Estate-Backed Securities succeeded at the time of the merger is to be used) by the Investment Corporation during the First Accounting Period and subtracting the book value on the balance sheet as at the immediately preceding Fiscal Period Closing Date (or, if not recorded on the balance sheet as at the immediately preceding Fiscal Period Closing Date, the acquisition price) of any Real Estate or Real-Estate-Backed Securities sold by the Investment Corporation during the First Accounting Period
2
‘Each accounting period’ means the period from the day after the immediately preceding Fiscal Period Closing Date until the end of the third month thereafter (the “First Accounting Period”) and the period from the day after the end of the First Accounting Period until the current Fiscal Period Closing Date (the “Second Accounting Period”).

3	Any fraction smaller than one yen will be discarded.
4
‘Profit on sale’ means the difference, if positive, between the sale value of the Real Estate or Real-Estate-Backed Securities and the total of (i) the costs associated with the sale and (ii) the book value of the Real Estate or Real-Estate-Backed Securities at the time of sale.

Schedule 3 (Outline of the Amendment to Investment Policy)

In connection with the shift to a diversified REIT as part of the Merger and the Amendment of the Articles of Incorporation, DHI set out its philosophy which is to seek to continuously enhance unitholders’ value by carrying out investment and asset management in diversified categories of real estate to meet social needs and by securing medium- and long-term revenue stability and steady asset growth.  Concrete Outline of the amendment to the investment policy is as below.

Outline of the Amendment to the Investment Policy

(1) Changes to portfolio management policy
In connection with the shift to a diversified REIT as part of the Merger and the Amendment of the Articles of Incorporation, DHI’s current portfolio management policy, which deals in residential properties, will shift to focus on logistics, residential, and commercial properties and hotels (the “Core Assets”), and at the same time to make it possible to invest in real estate of different types as compared to the Core Assets, such as offices and healthcare facilities (“Other Assets”).
The specific ratio of investment by property type in light of these changes is given below.  However, the ratio of investment in the Core Assets may sometimes drop below the level given below, temporarily or during a fixed period, for the purpose of acquiring assets that will help to ensure stable income over the medium to long term, or disposing of assets that may be detrimental to said stable income.

Investment ratio by property type (after amendment)
	Core Assets	Other Assets
Property type	Logistics properties, residential properties, commercial properties, hotels	Office buildings, healthcare facilities, etc.
Investment ratio	80% or more	20% or less
Note:
Multi-use complex real estate will be considered to be used for the purpose that constitutes the largest proportion of the leasable floor area.  Said proportion will be calculated as follows in accordance with the layout of the property:

(i)	if the property is a single building, the proportion of the building’s total floor area will be used;
(ii)
if the property is a residential complex or other multi-building property, and the buildings are, socio-economically speaking, used or planned to be used as one multi-use real-estate facility, the proportion of the multi-building property’s total floor area will be used; and

(iii)
if the property is a unit ownership, the proportion of the floor area of the exclusive element that is the subject of unit ownership will be used; if multiple units in the same building are acquired, the proportion of the total floor area of all of the exclusive elements of those units ownership will be used.

Furthermore, the main regions for investment are to be changed from government-designated cities in Japan and surrounding areas of those cities with a focus on the national capital region, to the three major metropolitan areas, with the specific ratio of investment by region given below.  However, the ratio of investment in the three metropolitan areas may sometimes drop below the level given below, temporarily or during a fixed period, for the purpose of acquiring assets that will help to ensure stable income over the medium to long term, or disposing of assets that may be detrimental to said stable income.

Investment ratio by area (after amendment)
Area	Location	Investment ratio
Three metropolitan areas	The greater Tokyo area, the greater Nagoya area, and the greater Osaka area	70% or more
Note:
The “greater Tokyo area” refers to Tokyo, Kanagawa, Saitama and Chiba prefectures, the “greater Nagoya area” to Aichi, Gifu and Mie prefectures, and the “greater Osaka area” to Osaka, Kyoto, Hyogo, Nara and Shiga prefectures.

In accordance with the above changes, the current designated investment ratios relating to the residential properties by region and property type will be abolished.

(2) Changes to acquisition policy
DHAM will implement selection standards for investment properties of each type in addition to the common selection standards specified in the asset management guidelines upon shifting to a diversified REIT.  The common selection standards will be amended such that the minimum investment amount per property will increase from “around JPY 500 million” to “JPY 1 billion or more in principle”, and the maximum ratio of investment in any one property to the portfolio as a whole will increase from “25% or below in principle” to “30% or below in principle”.
Upon changes to the asset management guidelines, it was determined to abolish an exceptional provision in the rules regarding related-party transactions which enables the acquisition of property from a related party at the price up to 110% of the appraised value (exception to the principle that the acquisition price should be not more than the appraised value) if there is any reasonable reason.
The details of the new property type-based selection standards are given below.  Note, however, that with the exception of the changes mentioned in (1) and (2) above and the newly established numerical criteria for properties size with a gross floor area of 660 m2 or more, the policy for residential properties will not change materially from the current DHAM policy, and the policy for logistics and commercial properties will not change materially from the current DHRM policy.

(A)   Logistics properties
a.  Categories
DHI invests in logistics properties in the following two categories.

Type	BTS (Build-to-suit) type	Multi-tenant type
Outline	Logistics properties customized to tenant needs, while maintaining general versatility to accommodate successor tenants in the future	Logistics properties located on sites suitable to the logistics needs of various businesses with optimal scale, grade and facilities for their respective site

b.  Evaluation criteria and selection standards
DHI evaluates logistics properties for investment based on the following criteria and standards.  It assesses properties on their location and other features, including whether they allow for efficient logistics and rapid adoption to market trends within the supply chain of procurement and production to sale and consumption, and invests in properties with a high level of competitiveness and stable income over the medium to long term.  DHI mainly invests in high-performance logistics properties (logistics properties located in areas DHI considers especially suited to logistics, and with facilities and specifications that meet DHI’s competitiveness criteria).

Type	BTS (Build-to-suit) type	Multi-tenant type
Location
∙ Accessibility to both production and consumption areas
∙ Accessibility to transportation such as airports, harbors, highways, etc.
∙ Ease in securing workforce and convenience in commuting for employees
∙ Location’s natural and other surrounding environment

Size	∙ Gross floor area of 6,000 m2 or more
Contract terms	∙ Rental rate ∙ Rental term and remaining term in the current lease ∙ Security deposit amount ∙ Provisions for early termination
Tenants	∙ Business category ∙ Tenant composition ∙ Required leased area	∙ Stability of rental revenues ∙ Creditworthiness ∙ Competitiveness
Facilities and other specifications	∙ Connected car berth ∙ Floor weight capacity (1.5 t/m2 or more) ∙ Floor height ∙ Ceiling height (5.0 m or more) ∙ Pillar interval spacing (8.0 m or more) ∙ Air conditioning equipment and lighting	∙ Elevators and vertical carrier machines ∙ Presence of offices and lounges ∙ Working environment ∙ Parking lot ∙ Overall versatility of the facilities

(B)   Residential properties
a.  Categories
DHI invests in residential properties in the following two categories.

Type	Compact (C)	Family (F)
Outline	Residences aimed at single- and two-person households and designed for their life styles, etc.	Residences aimed at families and designed for their life styles, etc.

b.  Evaluation criteria and selection standards
DHI evaluates residential properties for investment based on the following criteria and standards.  DHI intends to invest in properties that will provide stable income and growth potential.  DHI determines such properties by comprehensively assessing, among other things, the demand for rental property in the local area, the properties’ competitiveness and the sustainability of maintaining competitiveness in the future, competitiveness of the property in the market area, adequacy of the contracted rent, and the status of nearby competing properties.

Type	Compact (C)	Family (F)
Location
∙ Proximity to the nearest train station
∙ Strong variety of options available regarding life style (i.e. proximity to business districts, parks, cultural facilities, broad commercial center, amusement areas, etc.)
∙ Located in a quiet residential area ∙ A full array of cultural facilities ∙ Lifestyle convenience (proximity to neighboring retail properties, cultural facilities, sports facilities, etc.)
Dedicated area	∙ 60 m2 or less	∙ More than 60 m2
Size	∙ Gross floor area of 660 m2 or more
Contract terms	∙ Rental rate, market rent, occupancy rate ∙ Rental term in the current lease ∙ Security deposit amount
Tenants	∙ Creditworthiness and rent payment status ∙ (Individual) joint and several guarantors or guarantor company ∙ Purpose of use ∙ Confirmation of occupation by an anti-social force
Facilities and other specifications
∙ Floor plan and composition ratio by type
∙ Ceiling height
∙ Interior specifications (ceiling, wall, floor, and the like)
∙ Exterior specifications (exterior wall, rooftop, stairs, corridor, and the like)
∙ Sanitary equipment
∙ Air conditioning equipment

∙ Electronic equipment
∙ Security equipment
∙ Common facilities (Elevators, corridors, car parking lot, bicycle parking lot, garbage collecting points, etc.)
∙ Broadcast receiving equipment
∙ Administration office

(C)   Commercial properties
a.  Categories
DHI invests in commercial properties in the following three categories.

Type	Mall type (Note)	Roadside type	Urban type
Outline	Enclosed or open malls located along a main highway or residential road	Single retail properties or retail complexes consisting of independent stores located along a main highway or residential road	Retail properties located near terminal stations or in popular urban districts
Note:
Enclosed malls are shopping malls that contain all stores in a single building around an air-conditioned mall center, while open malls are unroofed shopping malls, including malls covered by a canopy top, that connect stores outside of a building.

b.      Evaluation criteria and selection standards
DHI evaluates commercial properties for investment based on the following criteria and standards.  DHI intends to invest in properties that will provide stable income and growth potential. DHI determines such properties by comprehensively assessing, among other things, the properties’ competitiveness and the sustainability of maintaining competitiveness in the future, stability and growth of the market area, competitiveness of the property in the market area, creditworthiness of tenants, adequacy of the contracted rent and the potential for opening a store near competing properties.  DHI mainly invests in specialty retail complexes (commercial properties which DHI believes are in a favorable location as a market area, with specialty store as core tenants whose products and services are broadly recognized by consumers in the relevant region, and with tenant businesses of categories and sizes well matched to the consumer characteristics and purchasing power of the region. Such properties house relevant specialty stores and may be a part of larger retail complexes that are integrated with multiple commercial facilities in the surrounding area.).

Type	Mall type	Roadside type	Urban type
Location	∙ Accessibility from main highways or residential roads ∙ Visibility of the entire building ∙ Superiority in scale within the market area	∙ Accessibility from main highways or residential roads ∙ Visibility of the entire building	∙ Number of passengers passing through the nearest station ∙ Congestion and continuity of the neighboring urban area
Size	Gross floor area of 8,000 m2 or more	Gross floor area of 3,000 m2 or more	Gross floor area of 500 m2 or more
Contract terms	∙ Rental rate ∙ Rental term and remaining term in the current lease ∙ Security deposit amount ∙ Provisions for early termination
Tenants	∙ Business category ∙ Tenant composition ∙ Required leased area ∙ Stability of rental revenues	∙ Creditworthiness ∙ Competitiveness ∙ Strength of brand name ∙ Ability to attract customers
Facilities and other specifications	∙ Floor shape, customer pathway ∙ Capacity for utilities such as electricity, water and gas ∙ Air conditioning equipment and lighting ∙ Interior and exterior appearance	∙ Elevators and escalators ∙ Parking lot ∙ Overall versatility of facilities

(D)   Hotels
a.  Categories
DHI does not categorize the hotels in which it invests.

b.  Evaluation criteria and selection standards
DHI evaluates hotels based on the following criteria and standards.  DHI intends to invest in properties that will provide stable income and growth potential.  DHI determines such properties by comprehensively assessing, among other things, the properties’ competitiveness and the sustainability of maintaining competitiveness in the future, stability and growth of the location area, creditworthiness of tenants, and adequacy of the contracted rent.

Location
∙ Accessibility to airport terminals, train stations, and other means of transportation
∙ Placement and proximity of business districts, amusement areas, tourist facilities, leisure facilities, and the like
∙ Visibility of the building

Size	Gross floor area of 3,000 m2 or more
Contract terms	∙ Rental rate ∙ Rental term and remaining term in the current lease ∙ Security deposit amount ∙ Provisions for early termination
Tenants
∙ Checking of main operational index (ADR (see note below), sales and occupancy rate, etc.)
∙ Stability of rental revenues
∙ Creditworthiness
∙ Competitiveness
∙ Strength of brand name
∙ Ability to attract customers

Facilities and other specifications
∙ Number and areas of guestrooms
∙ Guestroom types and composition ratio by type
∙ Floor shape, customer pathway
∙ Capacity for utilities such as electricity, water and gas
∙ Air conditioning equipment and lighting
∙ Interior and exterior appearance
∙ Elevators and escalators
∙ Parking lot
∙ Overall versatility of facilities

Note:	“ADR” is the average daily rate per guestroom, which is calculated by dividing total guestroom revenue by the number of guestrooms sold.

(E) Others (Office buildings, healthcare facilities, etc.)
In consideration of the fact that Other Assets have various types and that investment criteria and standards will vary in accordance with the different types of Other Assets, specific evaluation criteria and selection standards are not set for each type; each of those properties will be invested in upon comprehensive consideration of the regional characteristics arising from location-specific features, ease of securing alternative tenants, overall versatility of facilities, etc.

(3)    Asset management policy
As part of the shift to a diversified REIT, only standard rules common to all property types will be established in the asset management guidelines with respect to the appointment, supervision, and management of property managers.  Furthermore, rules will be established to the effect that if a portfolio property was developed by the Daiwa House Group, the property manager appointed shall in principle be part of the Daiwa House Group in order to maximize cash-flow on each individual property by fully leveraging the integrated capabilities of the Daiwa House Group and its integrated business system.

Note, however, that the policy for residential properties will not change materially from the current DHAM policy, and the policy for logistics and commercial properties will not change materially from the current DHRM policy.
In addition, standards for operators of operational assets (meaning assets that have facilities requiring special knowledge and expertise to operate; the same hereinafter) will also be established in connection with the addition of hotels to the Core Assets.  A provision will be newly set out to the effect that operators who are judged to have sufficient knowledge and expertise to manage a property are to be selected based on operational experience, brand and other corporate reliability, creditworthiness, operational knowledge, earnings and expenditure estimates for managing the property and ability to bear rent, competitiveness, and financial position.  In addition, the appointment of a backup operator will also be considered based on the substitutability of the operator of a given property, where necessary in order to avoid increased losses associated with long operator absences when the operator’s contract comes to an end.  Furthermore, each operator will be required, where necessary, to make periodic reports on the result of its operation of the property, based on which the business plan for that property will be assessed and the operator’s performance evaluated.  Operators will be consulted, instructed and supervised such that each property is operated according to its business plan.  DHI’s asset management will be conducted in principle by leasing properties regardless of property type (including whether or not the subject property is an operational asset).

(4)       Changes to leasing policy
In connection with the addition of hotels to the Core Assets, percentage rent—rent in addition to the fixed basic rent that varies according to factors such as the profit earned by the business that uses a property—will be considered for hotels and other operational assets, after taking into account the balance of income from operation of the property and the term of the lease.  Rules will be established in order to set rent at the optimal level for ensuring steady asset growth and stable income over the medium to long term.

End

EXHIBIT 2

Notice Concerning Execution of Merger Agreement Between Daiwa House Asset
Management Co., Ltd. and Daiwa House REIT Management Co., Ltd.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1

April 15, 2016
For Immediate Release

Investment Corporation:
Daiwa House Residential Investment Corporation
7th Floor, Nissei Nagatacho Building
2-4-8 Nagatacho, Chiyoda-ku, Tokyo
Jiro Kawanishi, Executive Director
(Code number 8984)

Asset Manager
Daiwa House Asset Management Co., Ltd.
Koichi Tsuchida,
CEO & President
Inquiries:
Hirotaka Uruma
CFO & Director, Finance & Corporate Planning Department
Tel: +81-3-3595-1265

Investment Corporation:
Daiwa House REIT Investment Corporation
2-3-6 Nihonbashi Kayabacho, Chuo-ku, Tokyo
Masazumi Kakei, Executive Director
(Code number 3263)

Asset Manager
Daiwa House REIT Management Co., Ltd.
Hirotaka Najima
Representative Director, President and CEO
Inquiries:
Haruto Tsukamoto
Director, Executive Manager of the Finance Department (CFO)
Tel: +81-3-5651-2895 (Main)

Notice Concerning Execution of Merger Agreement Between
Daiwa House Asset Management Co., Ltd. and Daiwa House REIT Management Co., Ltd.

Daiwa House Asset Management Co., Ltd. (“DHAM”), an asset manager for Daiwa House Residential Investment Corporation (“DHI”) and Daiwa House REIT Management Co., Ltd. (“DHRM”; DHRM and DHAM are together referred to as the “Asset Managers”), an asset manager for Daiwa House REIT Investment Corporation (“DHR”; DHR and DHI are together referred to as the “Investment Corporations”) executed a merger agreement (the “Agreement”) at the board of directors meetings held today with the effective date being September 1, 2016 where DHAM will be the surviving company and DHRM will be the absorbed company (the “Asset Manager Merger”).

2

1.	Purpose of Merger

As announced in the press release “Notice Concerning Execution of Merger Agreement Between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation”, the Investment Corporations today signed the merger agreement with the effective date being September 1, 2016 where DHI will be the surviving corporation and DHR will be the absorbed corporation (the “Investment Corporation Merger”).
 In order for the surviving investment corporation to effectively manage owned assets, the Asset Managers intend to merge, subject to the Investment Corporation Merger taking effect.

2.	Prevention of Conflict of Interest

The Asset Managers are both wholly owned subsidiaries of Daiwa House Industry Co., Ltd. (“Daiwa House Industry”).  Until the Asset Manager Merger becomes effective, each of the Asset Managers will continue to independently manage each investment corporation’s assets to maximize the unitholders’ value of the investment corporation and to duly comply with the regulations and internal policy with regards to the prevention of conflict of interest.

3.	Outline of the Merger

(1) Schedule of the Merger
Board of Directors’ Meeting for approval of the Agreement (Asset Managers)	April 15, 2016
Execution date of the Agreement (Asset Managers)	April 15, 2016
General meeting of Shareholders (DHRM)	July 21, 2016 (planned)
Effective date of the Merger	September 1, 2016 (planned)
Registration of the Merger	Early September 2016 (planned)
Notice to the Prime Minister	Early September 2016 (planned)
(Note)
The general meeting of shareholders of DHAM to approve the Agreement will not be held since the Asset Manager Merger satisfies the requirements of short-form merger as to DHAM pursuant to Article 796, Paragraph 2 of the Companies Act.

(2) Method of the Merger
The Asset Manager Merger will be an absorption-type merger wherein DHAM will be the surviving company and DHRM will be dissolved.

(3) Ratio of Allotment under the Merger
DHAM as the surviving company will not allot shares or other cash and cash equivalents in the Asset Manager Merger, since both parties of the Asset Manager Merger are wholly owned subsidiaries of Daiwa House Industry.

4.	Overview of Merging Parties

		Surviving Company	Absorbed Company
(1)	Name	Daiwa House Asset Management Co., Ltd.	Daiwa House REIT Management Co., Ltd.
(2)	Location	2-4-8 Nagatacho, Chiyoda-ku, Tokyo	2-3-6 Nihonbashi Kayabacho, Chuo-ku, Tokyo
(3)	Representative	Koichi Tsuchida, CEO & President	Hirotaka Najima, Representative Director, CEO & President
(4)	Business	J-REIT asset management	J-REIT asset management
(5)	Paid-in Capital	300 million yen	200 million yen
(6)	Date of Incorporation	September 1, 2004	June 2, 2006
(7)	Net Assets	1,234 million yen (as of March 31, 2015)	640 million yen (as of March 31, 2015)

3

(8)	Total Assets	1,538 million yen (as of March 31, 2015)	816 million yen (as of March 31, 2015)
(9)	Major Shareholder	Daiwa House Industry Co., Ltd. 100%	Daiwa House Industry Co., Ltd. 100%
(10)	Relationship with Other Parties
	Capital Relationship	There are no capital relationship requiring special mention between the parties of the Asset Manager Merger and the Investment Corporations.
	Personnel Relationship	There are no personnel relationship requiring special mention between the parties of the Asset Manager Merger and the Investment Corporations.
	Business Relationship	There are no business relationship requiring special mention between the parties of the Asset Manager Merger and the Investment Corporations.
Related Party Status
The Asset Managers are wholly owned subsidiaries of Daiwa House Industry and are fellow subsidiaries, thus they are considered related parties. Daiwa House Industry, the major unitholder of both DHI and DHR, holds majority ownership of DHRM and DHAM, thus DHAM is considered a related party of DHR and DHRM is considered a related party of DHI. Investment Corporations are not related parties of the other Investment Corporation.

(11)	Financial Overview of Past Three Years
	Daiwa House Asset Management Co., Ltd.			Daiwa House REIT Management Co., Ltd.
Fiscal Period Ended	March 2013	March 2014	March 2015	March 2013	March 2014	March 2015
Net Assets	1,058	1,153	1,234	384	573	640
Net Assets per share (yen)	88,246	96,152	102,836	48,016	71,628	80,059
Total Assets	1,242	1,417	1,538	428	716	816
Operating Revenue	1,056	1,170	1,180	387	558	726
Operating Income	499	493	482	181	304	314
Ordinary Income	500	494	483	181	305	318
Net Income	284	294	286	109	188	205
Net Income per share (yen)	23,743	24,526	23,848	13,704	23,612	25,734
(Unit: million yen, unless otherwise stated)

5.	Post-Merger Status

Surviving Company
(1)	Name	Daiwa House Asset Management Co., Ltd.
(2)	Location	2-4-8 Nagatacho, Chiyoda-ku, Tokyo
(3)	Representative	Koichi Tsuchida, CEO & President
(4)	Business	Asset management of real estate investment trust (J-REIT)
(5)	Paid-in Capital	300 million yen (No increase of paid-in capital due to the Asset Manager Merger)
(6)	End of Fiscal Period	March
(7)	Net Assets	1,874 million yen (Simple total of the net assets of both of the Asset Managers as of March 31, 2015)
(8)	Total Assets	2,354 million yen (Simple total of the total assets of both of the Asset Managers as of March 31, 2015)

4

6.	Future Outlook

(1) Amendment to the Asset Management Agreement
After the Investment Corporation Merger, DHI will continue to delegate its asset management to DHAM, the company to which DHI presently delegates its asset management.  As to the asset management agreement between DHI and DHAM, an agreement to amend the asset management agreement was executed today in order to implement the Amendment of the Articles of Incorporation (defined in “(5) Amendment to the Investment Policy” below), subject to the Investment Corporation Merger and the Amendment of the Articles of Incorporation taking effect.
After obtaining approval from its general meeting of unitholders, DHR will, subject to the Investment Corporation Merger taking effect, terminate the asset management agreement with DHRM as of the effective date of the Investment Corporation Merger.

(2) Amendment of the Corporate Structure of the Asset Manager
Amendment, if any, will be announced as soon as determined.

(3) Amendment to the Investment Management Decision-Making Structure
Amendment, if any, will be announced as soon as determined.

(4) Amendment to the Rules concerning Compliance and Interested Parties
Amendment, if any, will be announced as soon as determined.

(5) Amendment to the Investment Policy
In order to shift to a diversified REIT upon the Investment Corporation Merger, DHI will submit to its general meeting of unitholders, scheduled to be held on June 17, 2016, proposals including a proposal to amend its articles of incorporation (the “Amendment of the Articles of Incorporation”), subject to the Investment Corporation Merger taking effect, for the purpose of changing its trade name to “Daiwa House REIT Investment Corporation,” setting new investment policy and investments as a diversified REIT, and for other necessary matters.
DHAM resolved at its board of directors meeting held today to make amendment to the management guidelines for the management of assets of DHI as of the effective date of the Investment Corporation Merger, in order to set a new investment policy, etc., as a diversified REIT, subject to the Investment Corporation Merger and the Amendment of the Articles of Incorporation taking effect.
For the details of the aforementioned amendments to the articles of incorporation and the asset management guideline, please refer to “Notice Concerning Execution of Merger Agreement Between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation”.

(6) Amendments to the Agreements with Sponsors
DHI executed today a new basic agreement on pipeline support, etc. (the “New Basic Agreement”) between DHI, DHAM, and Daiwa House Industry that will take effect as of the effective date of the Investment Corporation Merger subject to the Investment Corporation Merger taking effect.  Upon the effectiveness of the New Basic Agreement, the existing basic agreement on pipeline support, etc. (the “DHI Existing Basic Agreement”) between the parties will be expired.  The New Basic Agreement is an agreement that integrates the substantive content of the DHI Existing Basic Agreement and the memorandum on pipeline support (the “DHR Existing Memorandum”) executed by DHR and DHRM with Daiwa House Industry, and that covers hotels, offices, and healthcare facilities which are an additional target of pipeline support as the result of the expansion of the investment target resulting from the Investment Corporation Merger.
For the purpose of aligning the interests of unitholders of DHI, as the surviving corporation after the Investment Corporation Merger, with the interests of Daiwa House Industry as sponsor of DHI, Daiwa House Industry has expressed its intention to consider in good faith subscribing for part of the investment units of the surviving corporation after the Investment Corporaiton Merger when it newly issues investment units and to continue to hold the investment units of the surviving corporation after the Investment Corporaton Merger after Daiwa House Industry acquires any investment units.

5

DHR will terminate the DHR Existing Memorandum as of the effective date of the Investment Corporation Merger, subject to the Investment Corporation Merger taking effect.
Whether and how to amend agreements with each Daiwa House Group company other than Daiwa House Industry has not been determined yet.  We will make an announcement once this has been determined.
As stated above, since the basic agreement on pipeline support, etc. with Daiwa House Industry will continue after the Investment Corporation Merger, the strong support system of the Daiwa House Group will continue after the Investment Corporation Merger.

(7) Prospect for Listing Status of the Investment Corporations
The Investment Corporation Merger will be conducted in the form of an absorption-type merger where DHI will be a surviving corporation and DHR will be dissolved, and investment units issued by DHR will be delisted from Tokyo Stock Exchange on August 29, 2016, three business days prior to the effective date of the Investment Corporation Merger, which is in compliance with the Criteria for Delisting set forth by Tokyo Stock Exchange. At the time of the Investment Corporation Merger, DHR unitholders will be allocated DHI investment units, where the number of allocated DHI investment units depends on the number of DHR investment units owned.  As DHI investment units will remain listed, the unitholders of DHR will be able to make transactions on Tokyo Stock Exchange.

(8) Forward Procedures
In compliance with the Financial Instruments and Exchange Law, Building Lots and Buildings Transaction Business Law and other applicable laws, ordinances and regulations, the required filing and other procedures will be performed in relation to this matter.

End of Document

* This press release is to be distributed to: the Kabuto Club (the press club of the Tokyo Stock Exchange); the Ministry of Land, Infrastructure, Transport, and Tourism Press Club; and the Ministry of Land, Infrastructure, Transport, and Tourism Press Club for Construction Publications.
* Web addresses of the Investment Corporations:
Daiwa House Residential Investment Corporation: http://daiwahouse-resi-reit.co.jp/en/
Daiwa House REIT Investment Corporation: http://www.daiwahouse-reit.jp/english/

6

EXHIBIT 3

Notice Concerning Forecasts of Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017 Following the Merger of Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1

April 15, 2016
For Immediate Release

Investment Corporation:
Daiwa House Residential Investment Corporation
7th Floor, Nissei Nagatacho Building
2-4-8 Nagatacho, Chiyoda-ku, Tokyo
Jiro Kawanishi, Executive Director
(Code Number: 8984)

Asset Manager:
Daiwa House Asset Management Co., Ltd.
Koichi Tsuchida
CEO & President
Inquiries:
Hirotaka Uruma
CFO & Director, Finance & Corporate Planning Department
TEL: +81-3-3595-1265

Investment Corporation:
Daiwa House REIT Investment Corporation
2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo
Masazumi Kakei, Executive Director
(Code Number: 3263)

 Asset Manager:
Daiwa House REIT Management Co., Ltd.
Hirotaka Najima
Representative Director, President and CEO
Inquiries:
Haruto Tsukamoto
Director, Executive Manager of the Finance Department (CFO)
TEL: +81-3-5651-2895 (Main)

2

Notice Concerning Forecasts of Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017 Following the Merger of Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation

Daiwa House Residential Investment Corporation (hereinafter referred to as “DHI”) and Daiwa House REIT Investment Corporation (hereinafter referred to as “DHR“) (hereinafter “DHI” and “DHR” are collectively referred to as “the Investment Corporations”) announced, as of today, the “Notice Concerning Execution of the Merger Agreement Between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation.” As described therein, the Investment Corporations endorsed resolutions respectively at board of directors meetings held today, and executed an agreement, with September 1, 2016 as the effective date, concerning the merger with DHI being the surviving corporation, and with DHR being the absorbed corporation (hereinafter referred to as “the Merger“). In addition, the Investment Corporations announced, as of today, the “Notice Concerning Acquisition of Trust Beneficial Interests in Domestic Real Estate and Leasing of Assets”. As described therein, Daiwa House Asset Management Co., Ltd., an asset manager of DHI, and Daiwa House REIT Management Co., Ltd., an asset manager of DHR decided respectively at board of directors meetings held today that DHI, the surviving investment corporation after the Merger, will acquire six new properties after the Merger with the effectuation of the Merger, being condition precedent. Accordingly, the forecasts of the Financial Results of DHI, the surviving investment corporation after the Merger, for the fiscal period ending February 2017 (from September 1, 2016 to February 28, 2017) and the fiscal period ending August 2017 (from March 1, 2017 to August 31, 2017) are as follows.

1.
Forecasts of the Financial Results for the Fiscal Period Ending February 2017 (from September 1, 2016 to February 28, 2017) and the Fiscal Period Ending August 2017 (from March 1, 2017 to August 31, 2017)

	Operating revenues (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per Unit (yen)	Distribution per unit (excluding distribution in excess of earnings) (yen)	Distribution in excess of earnings per Unit (yen)
Fiscal Period ending February 2017	17,386	6,202	5,018	5,017	3,302	4,650	―
Fiscal Period ending August 2017	17,501	7,172	6,027	6,027	3,967	4,700	―
Notes:
1.	Operating periods of DHI are annually from March 1 to August 31 and from September 1 to the end of the following February. This will not change even after the Merger.
2.	The forecasted number of issued investment units as of the end of the fiscal period ending February 2017 and the end of the fiscal period ending August 2017 is 1,519,280.
3.
The forecasts presented in this document are calculated as of today, based on the assumptions set forth in the attached “Assumptions for Forecasts of the Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017” as the Exhibit. The actual operating revenues, operating income, ordinary income, net income, net income per unit, and distribution per unit may differ due to future acquisition or disposition of properties, changes in the real estate market, and other factors affecting the surviving investment corporation. We do not guarantee the amount of distribution stated above.

4.
The total distribution amounts for the fiscal period ending February 2017 and the fiscal period ending August 2017 include the reversal of retained earnings (2,046 million yen for the fiscal period ending February 2017, and 1,113 million yen for the fiscal period ending August 2017).

5.
In these forecasts, the goodwill accounted for in the Merger is provisionally estimated to be “44,544 million yen,” and the goodwill is scheduled to be accounted for as assets and amortized using the straight-line method over 20 years on a regular basis, premised on the adoption of the Accounting Standard for Business Combinations (Corporate Accounting Standard No. 21), as amended on September 13, 2013. The actual amount of the goodwill may differ from the amount stated above. Please refer to “Amortization Expenses for Goodwill” in the attached “Assumptions for Forecasts of the Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017” as the Exhibit for details.

6.	The forecasts may be revised if a certain variance from the forecasts mentioned above is expected.
7.	Figures for monetary amounts are rounded down to the nearest specified unit.

* This press release is to be distributed to: the Kabuto Club (the press club of the Tokyo Stock Exchange); the Ministry of Land, Infrastructure, Transport, and Tourism Press Club; and the Ministry of Land, Infrastructure, Transport, and Tourism Press Club for Construction Publications.
* Web addresses of the Investment Corporations:
Daiwa House Residential Investment Corporation: http://daiwahouse-resi-reit.co.jp/en/
Daiwa House REIT Investment Corporation: http://www.daiwahouse-reit.jp/english/

3

Exhibit

Assumptions for Forecasts of the Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017

Item	Assumptions
Operating period	• The fiscal period ending February 2017: September 1, 2016 to February 28, 2017 (181 days) • The fiscal period ending August 2017: March 1, 2017 to August 31, 2017 (184 days)
Portfolio
•      DHI assumes that, in addition to 142 properties of real estate and real-estate trust beneficial interests that DHI holds as of today, 41 properties of real-estate trust beneficial interests (including D Project Tosu Extended Building that DHR is scheduled to acquire on June 15, 2016) that DHR holds as of today, shall be assigned to DHI upon the Merger.
•      As described in the “Notice Concerning Acquisition of Trust Beneficial Interests in Domestic Real Estate and Leasing of Assets” that the Investment Corporations announced as of today, the assumptions shall be: DHI will, on conditions including the Merger’s becoming effective, acquire six properties - Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi), D Project Hibiki Nada, D Project Morioka II, Castalia Ningyocho III, Royal Park Umejima and Sports Depo & GOLF5 Kokurahigashi IC store - as of September 28, 2016 (hereinafter, collectively referred to as “Assets to Be Acquired”).
•      DHI assumes there will be no other changes in the portfolio than the above (i.e., the acquisition of new properties or the sales of existing properties) until the end of the fiscal period ending August 2017.
•      In practice, there will be some changes depending on the conditions, including whether or not the Merger becomes effective, or the timing of becoming effective; whether or not the Assets to Be Acquired are acquired, or the timing thereof; or changes in the portfolio.

Operating Revenues
•      Operating revenues include rent income, common area charge income, parking space income, incidental revenue, utilities income, key money, etc. Each of these items is calculated based on historical data and future projections.
•      Concerning operating revenues, DHI assumes there will be no delay or failure of tenants’ payment of rents.

Operating Expenses (excluding Amortization Expenses for Goodwill)
•      Concerning leasing expenses, which constitute a principal component of operating expenses, expenses other than depreciation and amortization are calculated based on historical data reflecting factors that may cause expenses to fluctuate.
•      Depreciation and amortization expenses are estimated, based on the straight-line method, in a manner whereby the associated costs are added to the purchase prices of fixed assets, and estimated to be 3,420 million yen in the fiscal period ending February 2017, and 3,420 million yen in the fiscal period ending August 2017.
•      Property tax, city planning tax and depreciable asset tax expenses are estimated to be 1,208 million yen in the fiscal period ending February 2017, and 1,260 million yen in the fiscal period ending August 2017. Property tax and city planning tax which are to be settled with the previous owner (previous beneficiary) on a pro-rata basis based on holding period and settled at the time of acquisition, and such taxes are deemed as acquisition costs and not included in expenses.
•      Maintenance and repair expenses required for each fiscal period are calculated based on the mid-to-long term repair plans established by the asset manager. However, the actual expenses for the maintenance and repair for the fiscal periods may differ significantly from the estimates due to expenses for urgent repair of damages to a building caused by unforeseeable events, the tendency for significant fluctuation in amounts year by year, or expenses for certain types of repair not required periodically.
•      Selling, general and administrative expenses are estimated based on the actual values or rates, etc., of each item individually.
•      Concerning temporary expenses for the Merger within the asset management fees, 933 million yen of merger fees and 110 million yen of merger-related expenses are expected in the fiscal period ending February 2017.

4

Item	Assumptions
Amortization Expenses for Goodwill
•      Goodwill is expected to accrue upon the Merger, and will be accounted for as assets and amortized using the straight-line method over 20 years on a regular basis, pursuant to the Accounting Standards for Business Combinations (Corporate Accounting Standard No. 21), as amended on September 13, 2013.
•      Currently, the amount of goodwill is provisionally estimated to be 44,544 million yen. Such amount is calculated on the assumption that DHI has succeeded the assets (256,272 million yen in total) and liabilities (114,651 million yen in total) from DHR, the acquired corporation under such accounting standards, and the acquisition cost in the Merger will be 186,166 million yen (calculated based on the closing price (237,200 yen) on April 8, 2016 of the investment units of DHI as the acquisition consideration (DHI is the acquiring corporation under such accounting standards)).
•      The amount of goodwill is not fixed and may be subject to change.
•      The goodwill amortization is provisionally estimated to be 1,113 million yen for the fiscal period ending February 2017 and 1,113 million yen for the fiscal period ending August 2017.

Non-Operating Expenses
•      Interest expenses and other borrowing-related expenses are estimated to be 1,184 million yen for the fiscal period ending February 2017 and 1,145 million yen for the fiscal period ending August 2017.

Interest-Bearing Debt
•      As of today, DHI has outstanding borrowing of 132,663 million yen and investment corporation bond issuance of 9,000 million yen; DHR has the outstanding borrowing of 100,000 million yen and investment corporation bond issuance of 2,000 million yen.
•      The assumptions are: DHI shall enter into amendment agreements to extend the repayment deadline for one year regarding the borrowing of 10,000 million yen, and DHR shall pay the borrowing of 4,000 million yen before the effective date of the Merger. DHR will refinance for the entire volumes. DHI’s interest-bearing debt as of the effective date of the Merger will be 243,663 million yen in total, with all of the DHR’s interest-bearing debt of 102,000 million yen being transferred.
•      DHI assumes the borrowing of 46,800 million yen, which is due by the end of the fiscal period ending February 2017, will be fully refinanced.
•      DHI assumes the borrowing of 27,495 million yen, which is due by the end of the fiscal period ending August 2017, will be fully refinanced. DHI also assumes that investment corporation bonds of 3,000 million yen will be due, and accordingly redeemed based on borrowings, etc.
•      DHI assumes 10,000 million yen will be newly borrowed for the funds to acquire the Assets to Be Acquired in September 2016.
•      DHI assumes there will be no other changes in the amount of the outstanding interest-bearing debt than the above until the end of the fiscal period ending August 2017.

Investment Units
•      DHI assumes that, in addition to DHI’s issued investment units of 747,740 as of today, DHI will, upon the Merger, newly issue investment units of 771,540, which will lead to 1,519,280 units in total.
•      DHI assumes no new investment units other than the above will be issued until the end of the fiscal period ending August 2017.

Distribution per Unit
•      DHI assumes it will pay out distributions (distributions per unit) of no more than the amount of earnings pursuant to the cash distributions policy in its Articles of Incorporation. Moreover, DHI assumes that the amount equivalent to the amortization expense related to the goodwill described in the above mentioned “Amortization Expenses for Goodwill,” and the amount equivalent to merger fees in the Merger are funded, for the distribution, by reversal of part of the retained earnings (reserves for distribution), aside from net income. DHI assumes that 2,046 million yen (1,347 yen per investment unit) in the fiscal period ending February 2017, and 1,113 million yen (732 yen per investment unit) in the fiscal period ending August 2017 from retained earnings (reserves for distribution) will be respectively appropriated for distribution funds.
•      Distribution per unit may differ due to various factors, including changes in the portfolio, changes in leasing income caused by changes in tenants, and unforeseen repairs.

5

Item	Assumptions
Distribution in Excess of Earnings per Unit	• DHI does not currently anticipate distributions in excess of earnings per unit (distribution in excess of net income per unit).
Others
•      DHI assumes there will be no amendments to laws or regulations, the taxation system, accounting standards, listing rules, Investment Trusts Association rules, etc., that would affect the above forecasts.
•      DHI assumes there will be no unforeseen material changes in general economic conditions, real estate market conditions, etc.

6

EXHIBIT 4

Notice Concerning Acquisition of Trust Beneficial Interests in Domestic Real Estate and Leasing of Assets

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1

For Immediate Release	April 15, 2016

Investment Corporation:
Daiwa House Residential Investment Corporation
7th Floor, Nissei Nagatacho Building,
2-4-8, Nagatacho, Chiyoda-ku, Tokyo
Jiro Kawanishi, Executive Director
(Code Number: 8984)

Asset Manager:
Daiwa House Asset Management Co., Ltd.
Koichi Tsuchida
CEO & President
Inquiries:
Hirotaka Uruma
CFO & Director, Finance & Corporate Planning Department
TEL: +81-3-3595-1265

Investment Corporation:
Daiwa House REIT Investment Corporation
2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo
Masazumi Kakei, Executive Director
(Code Number: 3263)

Asset Manager:
Daiwa House REIT Management Co., Ltd.
Hirotaka Najima
 Representative Director, President and CEO
Inquiries:
Haruto Tsukamoto
 Director, Executive Manager of the Finance Department (CFO)
TEL: +81-3-5651-2895 (Main)

Notice Concerning Acquisition of Trust Beneficial Interests in Domestic Real Estate and
Leasing of Assets

Daiwa House Residential Investment Corporation (“DHI”) hereby announces the decision made today by the board of directors of Daiwa House Asset Management Co., Ltd. (“DHAM”), the asset manager of DHI, to acquire and lease Castalia Ningyocho III (Note) and Royal Parks Umejima.

In addition, Daiwa House REIT Investment Corporation (“DHR” and together with DHI, the “Investment Corporations”) hereby announces the decision made today by the board of directors of Daiwa House REIT Management Co., Ltd. (“DHRM” and together with DHAM, the “Asset Managers”), the asset manager of DHR, to acquire and lease Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi), D Project Hibiki Nada, D Project Morioka II and Sports Depo and GOLF5 Kokurahigashi IC Store.

2

As separately announced in the press release “Notice Concerning Execution of Merger Agreement Between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation”, the Investment Corporations have decided, at their respective board of directors meetings held today, to implement an absorption-type merger with DHI as the surviving corporation and DHR as the absorbed corporation (the “Merger”) effective as of September 1, 2016 and have executed a merger agreement (the “Merger Agreement”) as of today’s date. The acquisition of the six properties stated above (the “Anticipated Acquisitions”) will be executed upon the satisfaction of several conditions including the Merger taking effect. Also, with respect to the Anticipated Acquisitions to be acquired by DHR, the rights and obligations of the purchaser will be transferred to DHI upon the Merger taking effect.

Pursuant to the Act of Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”) and the Related-Party Transaction Rules of the Asset Managers, the decisions to acquire and lease the Anticipated Acquisitions were approved by the respective board of directors of the respective Investment Corporations.

(Note)
The property name of Castalia Ningyocho III is currently Roygent Ningyocho as of the date of this document. The property name will be amended upon acquisition by the surviving investment corporation after the Merger takes effect. The same applies hereinafter.

1. Acquisition and leasing details

(1) Anticipated Acquisitions

Real estate in trust (Property name)	Use	Anticipated date of acquisition	Anticipated acquisition price (million yen) (Note 2)	Seller
Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)	Multi-use complex (Note 1)	September 28, 2016	7,600	Daiwa House Industry Co., Ltd. DO Shin-Toshin Development Tokutei Mokuteki Kaisha
D Project Hibiki Nada	Logistics		2,080	Daiwa House Industry Co., Ltd.
D Project Morioka II	Logistics		1,280	Daiwa House Industry Co., Ltd.
Castalia Ningyocho III	Residential		2,000	Daiwa House Industry Co., Ltd.
Royal Parks Umejima	Residential		2,020	Daiwa House Industry Co., Ltd.
Sports Depo and GOLF5 Kokurahigashi IC Store	Commercial		2,230	Daiwa House Industry Co., Ltd.
Total			17,210	-
(Note 1)
The property includes office and hotel rooms as well as retail facilities; its use is categorized as "other" in the management guideline to be applied to the surviving investment corporation upon the Merger.

(Note 2)	Excluding such amounts as expenses related to acquisition, amounts equivalent to reimbursement of taxes and public dues, and amount equivalent to consumption taxes and deposit for leased land etc.

(2) Execution date of the purchase agreements	：	April 15, 2016
(3) Planned date of acquisition	：	September 28, 2016
(4) Seller	：	Please refer to 4. Seller Profile below.
(5) Acquisition funds	：
The surviving investment corporation after the Merger will acquire funds from cash held and debt financing. Details of debt financing will be announced once determined by the surviving investment corporation after the Merger.

(6) Method of settlement	：	Payment of entire amount upon transfer
(7) Sum total for annual rent (Note 1)	：	1,756 million yen
(8) Sum total for tenant leasehold and security deposit (Note 2)	：	1,143 million yen

3

(Note 1)
"Sum total for annual rent" indicates the annual rent indicated in respective lease agreements as of February 29, 2016 for respective real estate in trust, or the annualized amount obtained by multiplying the monthly rent by 12 (or the sum total for real estate in trust for which multiple lease agreements, etc. have been executed). The annual rent of D Project Hibiki Nada was calculated based on lease agreements as of April 1, 2016.

(Note 2)	Descriptions are based on the information available as of February 29, 2016. Descriptions of D Project Hibiki Nada are based on the information available as of April 1, 2016.

2. Rationale for acquisition and leasing

Based on the targets and policies of asset management prescribed in the surviving investment corporation’s Articles of Incorporation, the Investment Corporations decided to acquire and lease the Anticipated Acquisitions having deemed that the acquisition would expand the asset size, further increase the stability of cash flow through increased portfolio diversification and secure stable revenues in the long term. The acquisitions of the Anticipated Acquisitions are all through the pipeline from Daiwa House Group.

Furthermore, the tenants of the Anticipated Acquisitions are deemed to comply with the tenant selection standards stipulated in the “Report on Operating Systems, etc. of Issuers of Real Estate Investment Trust Securities, etc.” submitted on November 24, 2015 for DHI and the tenant selection standards stipulated in the “Report on Operating Systems, etc. of Issuers of Real Estate Investment Trust Securities, etc.” submitted on November 25, 2015 for DHR.

In addition, DHR believes that at the time of its acquisition of Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi) that the lessees (tenants) of the property complies with the tenant selection standards to be applicable to the surviving investment corporation after the Merger, including but not limited to lease agreement terms, operation capabilities, and tenant categories and credibility.

3. Details of the Anticipated Acquisitions and planned leasing

The following tables provide overview of the trust beneficial interests in real estate that comprise the Anticipated Acquisitions.

Unless otherwise stated, descriptions in each column in the "Overview of specified asset," and ''Overview of leasing," are based on the information available as of February 29, 2016.

"Number of tenants" indicates the number of tenants based on the lease agreements as of February 29, 2016.

However, in the event the master lease company has a lease agreement with the lessor, with regard to properties where pass-through type master lease agreements have been concluded and in principle rents are collected directly from end tenants, the number of end tenants is indicated in parentheses following the number of master lease companies involved.

(1) Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)
Property name	Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)		Use		Other
			Category		Office
Overview of specified asset
Type of specified asset		Trust beneficial interest in real estate (Note 1)
Trustee (planned)		Sumitomo Mitsui Trust Bank, Limited	Trust maturity date		September 30, 2036
Location	Lot number	1-1-2, Omoromachi, Naha City, Okinawa
	Residence indication	1-1-12, Omoromachi, Naha City, Okinawa
Land	Type of ownership	Ownership (Note 1）	Building	Type of ownership	Stratified ownership (Note 1)
	Land area	7,880.42 m2		Gross floor area	34,180.43 m2 (Note 2)

4

Area classification	Neighborhood commercial district	Use	Office, Retail, Hotel
Building coverage ratio	80%	Structure	Steel-frame building
FAR	400%	Number of floors	B1F/19F (Note 3)
Collateral	None	Date of construction	July 14, 2011
Overview of building condition evaluation
Evaluation company	Tokio Marine & Nichido Risk Consulting Co., Ltd.
Urgent repair costs	0 yen	Evaluation date	April 2016
Short-term repair costs	0 yen	PML	1.2%
Long-term repair costs	597,524 thousand yen / 12 years
Designer, structural designer, contractor, inspection agency
Designer	Obayashi Corporation
Structural designer	Obayashi Corporation
Contractor	Joint Venture of Obayashi Corporation and Kokuba-gumi Co., Ltd.
Inspection agency	JAPAN ERI CO., LTD.
Structural calculation evaluation agency	-
Overview of leasing
Leasable area	26,959.99 m2 (Office 15,168.77 m2, Hotel 11,101.24 m2, Retail 689.98 m2)
Leased area	26,959.99 m2 (Office 15,168.77 m2, Hotel 11,101.24 m2, Retail 689.98 m2)
Occupancy rate	100.0%	Annual rent	1,021,314 thousand yen (Note 4)
Number of tenants	1 (21)	Tenant leasehold and security deposit	916,061 thousand yen (Note 5)
Master lease company		Daiwa LifeNext Co., Ltd. (planned)
Master lease type		Pass-through type
Property management company		Daiwa LifeNext Co., Ltd. (planned)
Special items
The surviving investment corporation after the Merger will acquire 50% quasi-co-ownership interest of trust beneficial interest in real estate. Other quasi-co-owners of the interest are two corporations, Orix Real Estate Corporation and DO Shin-Toshin Development Tokutei Mokuteki Kaisha. The surviving investment corporation will enter into a letter of agreement with other quasi-co-owners for future management of the property.

Property characteristics
■Location
Naha Shin-Toshin area is a multi-purpose complex city suited for government, office, commercial and residential functions and offers traffic convenience, newly redeveloped in ex-US military base facility. The property is located in 5-minutes walking distance from Omoromachi station on Okinawa Urban Monorail (Yui Rail) and provide accessibility to Kokusai Street located in central Naha-City.
■Tenant composition
9-18F are for hotel use and the tenant is Daiwa Roynet Hotel Naha-Omoromachi which is operated by Daiwa Royal. 2-8F are for office use and the tenant composition includes insurance companies for call-center use, IT companies, other business companies, etc. 1F is for retail use such as convenience stores and restaurants targeting adjacent office workers, hotel customers and residents nearby.
■Specifications
The property is a multi-use complex facility mainly for office and hotel uses. Office floors offer competitive specifications such as standard floor area of approximately 650 tsubo, which is one of the largest in the Naha area, as well as advanced features such as high level equipment including ceiling height of 2.8m, OA floors and individual air-conditioning, etc. Hotel floors offer 243 relatively large-sized rooms, with the smallest room being 20m2, which is relatively large compared to hotels with similar room rate, and provide convenience and comfort.

(Note 1)
As of the date of this document, the property is owned as real estate. However, the current owner (seller) plans to place the property in trust by the scheduled acquisition date and the surviving investment corporation after the Merger plans to acquire 50% quasi-co-ownership interest of the trust beneficial interest. This property is registered as stratified ownership property and the land is registered as the right of site of such stratified ownership property. The trust beneficial interest includes both the stratified ownership interest and the right of site.

(Note 2)	Gross floor area of the entire property on the real estate registry and not the portion owned.
(Note 3)	Structure and number of floors of the entire property are based on the real estate registry.
(Note 4)	Annual rent excludes variable rent portion and revenues from car parking space, bicycle parking space and other ancillary facilities.
(Note 5)	Tenant leasehold and security deposit excludes revenues from car parking space, bicycle parking space and other ancillary facilities.

5

(2) D Project Hibiki Nada
Property name		D Project Hibiki Nada		Use	Logistics
				Category	BTS type
Overview of specified asset
	Type of specified asset	Trust beneficial interest in real estate (Note 1)
	Trustee (planned)	Mitsubishi UFJ Trust and Banking Corporation		Trust maturity date	September 30, 2036
Location	Lot number	3-1-5, Hibiki-machi, Wakamatsu-Ward, Kitakyushu City, Fukuoka
	Residence indication	No indication of address
Land	Type of ownership	Ownership	Building	Type of ownership	Ownership
	Type of ownership	39,659 m2		Gross floor area	19,967.90 m2
	Area classification	Quasi-industrial district		Use	Warehouse, Office
	Building coverage ratio	60%		Structure	Steel-frame building
	FAR	200%		Number of floors	2F
	Collateral	None		Date of construction	September 5, 2008
Overview of building condition evaluation
	Evaluation company	Tokio Marine & Nichido Risk Consulting Co., Ltd.
	Urgent repair costs	0 yen		Evaluation date	April, 2016
	Short-term repair costs	0 yen		PML	1.3%
	Long-term repair costs	77,619 thousand yen / 12 years
Designer, structural designer, contractor, inspection agency
	Designer	Daiwa House Industry Co., Ltd.
	Structural designer	Daiwa House Industry Co., Ltd.
	Contractor	Daiwa House Industry Co., Ltd.
	Inspection agency	Kitakyushu City
	Structural calculation evaluation agency	-
Overview of leasing (Note 2)
	Leasable area	23,933.75 m2		Number of tenants	1
	Leased area	23,933.75 m2		Annual rent	- (Note 3)
	Occupancy rate	100.0%		Tenant leasehold and security deposit	- (Note 3)
Master lease company			-
Master lease type			-
Property management company			Daiwa Information Service Co., Ltd.
	Lessee	NIPPON EXPRESS CO., LTD.
	Contract form	Fixed-term building lease agreement
	Contract period	From April 1, 2016 to September 30, 2021
	Rent revision	No rent revision
	Contract renewal	No renewal; the contract will end upon expiration of the lease period.
Early cancellation
The lessee may not be able to cancel the lease agreement. However, the lessee may cancel the lease agreement if it notifies the lessor by at least six months prior to the date of cancellation and pay pre-determined cancellation penalty with consent of the lessor.

Special items
The following contract for the lease of the rooftop, etc. of D Project Hibiki Nada to install solar power system will be executed.
Counterparty: Daiwa House Industry Co., Ltd.
Contract date: April 15, 2016
Contract period: From September 28, 2016 to January 31, 2033
Annual rental fees: 3,300,000 yen (excluding consumption tax)

6

Property characteristics
■Location
Hibiki container terminal located adjacent to the property is a port that enables large container ships up to 60 thousand -ton sizes to call, which is a location potentially for transit point for containerized transportation. In addition, it is located approximately 1.2km from National Route 495 and approximately 8.5km from Shin-Wakato road (Wakato Tunnel) which connects to Kita-kyushu Urban Expressway, offering accessibility to consumption areas and transit points by main roads and express ways.
■Specifications
The property is a large-scale logistics facility with GFA of 7,200 tsubo with one warehouse floor and two office floors. The property offers more than 260m of car berth allowing large-sized trucks to discharge, and ceiling space for containers and cargos storage as well as disposal of goods. The warehouse is partitioned with pillars whose interval spacing of 24m and has effective ceiling height of 7.05-8.50m and floor load of 1.5t/m2, which enhances versatility for a wide range of tenants. Office spaces are located on both sides and able for partitioning.

(Note 1)
As of the date of this document, the property is owned as real estate. However, the current owner (seller) plans to place the property in trust by the scheduled acquisition date and the surviving investment corporation after the Merger plans to acquire the trust beneficial interest.

(Note 2)	Overview of leasing is described based on the information as of April 1, 2016.
(Note 3)	The figures are not disclosed as consent for disclosure has not been obtained from the lessee.

(3) D Project Morioka II
Property name		D Project Morioka II		Use	Logistics
				Category	BTS type
Overview of specified asset
	Type of specified asset	Trust beneficial interest in real estate (Note 1)
	Trustee (planned)	Mitsubishi UFJ Trust and Banking Corporation		Trust maturity date	September 30, 2036
Location	Lot number	3-15, Ogama-kazabayashi, Takizawa City, Iwate
	Residence indication	3-15, Ogama-kazabayashi, Takizawa City, Iwate
Land	Type of ownership	Ownership	Building	Type of ownership	Ownership
	Land area	14,355 m2		Gross floor area	4,289.89 m2
	Area classification	Outside of urban planning		Use	Warehouse
	Building coverage ratio	60% (Note 2)		Structure	Steel-frame building
	FAR	200% (Note 2)		Number of floors	One-story
	Collateral	None		Date of construction	October 19, 2015
Overview of building condition evaluation
	Evaluation Company	Tokio Marine & Nichido Risk Consulting Co., Ltd.
	Urgent repair costs	0 yen		Evaluation date	March 2016
	Short-term repair costs	0 yen		PML	14.5%
	Long-term repair costs	20,721 thousand yen / 12 years
Designer, structural designer, contractor, inspection agency
	Designer	Daiwa House Industry Co., Ltd.
	Structural designer	Daiwa House Industry Co., Ltd.
	Contractor	Daiwa House Industry Co., Ltd.
	Inspection agency	Houseplus Architectural Inspection Inc.
	Structural calculation evaluation agency	-
Overview of leasing
	Leasable area	4,481.00 m2		Number of tenants	1
	Leased area	4,481.00 m2		Annual rent	- (Note 3)
	Occupancy rate	100.0%		Tenant leasehold and security deposit	- (Note 3)

7

Master lease company	-
Master lease type	-
Property management company	Daiwa House Industry Co., Ltd.
Lessee	Nichirei Logistics Group Inc.
Contract form	Fixed-term building lease agreement
Contract period	From November 1, 2015 to October 31, 2035
Rent revision
No rent revision for 12 years from the beginning of the lease, and the provisions of Article 32 of the Act on Land and Building Leases do not apply. After 12 years from the beginning of the lease, the parties may agree after consultation to revise the rent taking factors such as changes in taxes and public dues, changes in economic conditions and rents of neighboring properties into consideration.

Contract renewal	No renewal; the contract will end upon expiration of the lease period.
Early cancellation
The lessee may not be able to cancel the lease agreement. However, the lessee may cancel the lease agreement if it notifies the lessor by at least six months prior to the date of cancellation and pays a pre-determined cancellation penalty with consent of lessor.
With regard to the cancellation after 10 years from the beginning of the lease, there is no cancellation penalty.

Special items
None
Property characteristics
■Location
The property is located approximately 10km from central Morioka area and inside Morioka Nishi Research Park which is approximately 6km from Morioka interchange on Tohoku Expressway. By using Tohoku Expressway and other main roads, the location allows transportation to the three prefectures of northern Tohoku (Aomori, Akita and Iwate) and  Sendai area, main consumption areas within the Tohoku area, while accessible to production areas and central Morioka as well. Also, the property is located in an attractive environment where surrounding roads are wide and 24-hour operation is allowed since this location is an area dense with industrial facilities. The property is located within walking distance from the nearest train stations and therefore would help to attract and retain employees.
■Specification
The property is a 1-floor with GFA of 1,453 tsubo and used as a cold-storage logistics center for fresh foods. Basic specification includes 1.0t/m2 for freezing facility, 0.5t/m2 for other (refrigeration), effective ceiling height of 4.8 to 5.7m, and pillar interval spacing of 12.0m by 9.0m that offer versatility. Interior is partitioned by refrigeration units (at 15, 8, 0 degrees Celsius) and freezing units (at minus 25 degrees Celsius), and 18 dock shelters on one side allow convenient delivery.

(Note 1)
As of the date of this document, the property is owned as real estate. However, the current owner (seller) plans to place the property in trust by the scheduled acquisition date and the surviving investment corporation after the Merger plans to acquire the trust beneficial interest.

(Note 2)
The land is located outside of the urban planning district and therefore is not eligible for provision under Chapter 3, Building Standard Act. However, the building coverage ratio of 60% and the floor space ratio of 200% is the upper-limit under the environment formation treaty of Morioka Nishi Research Park entered into with Takizawa City.

(Note 3)	The figures are not disclosed as consent for disclosure has not been obtained from the lessee.

(4) Castalia Ningyocho III
Property name	Castalia Ningyocho III		Use		Residential
			Category (Note1)		Compact Type (89%) Family Type (11%)
Overview of Specified Asset
Type of specified asset		Trust beneficial interest in real estate (Note 2)
Trustee (planned)		Sumitomo Mitsui Trust Bank, Limited	Trust maturity date		October 31, 2026
Location	Lot number	1-2-10, Nihonbashi Ningyocho, Chuo Ward, Tokyo
	Residence indication	1-2-3, Nihonbashi Ningyocho, Chuo Ward, Tokyo
Land	Type of ownership	Ownership	Building	Type of ownership	Ownership
	Land area	529.80 m2		Gross floor area	3,754.28 m2
	Area classification	Commercial district		Use	Apartment complex, Retail
	Building coverage ratio	80%		Structure	Reinforced concrete structure
	FAR	600%・700%		Number of floors	B1F/10F

8

Collateral	None	Date of construction	October 24, 2014
Overview of building condition evaluation
Evaluation Company	Tokio Marine & Nichido Risk Consulting Co., Ltd.
Urgent repair costs	0 yen	Evaluation date	April 2016
Short-term repair costs	0 yen	PML	3.6%
Long-term repair costs	19,732 thousand yen / 12 years
Designer, structural designer, contractor, inspection agency
Designer	Daiwa House Industry Co., Ltd.
Structural Designer	Daiwa House Industry Co., Ltd.
Contractor	Daiwa House Industry Co., Ltd.
Inspection agency	Japan Constructive Inspect Association
Structural calculation evaluation agency	-
Overview of leasing
Leasable area	2,897.06 m2	Number of leasable units	73
Leased area	2,867.16 m2	Annual rent	131,190 thousand yen
Occupancy rate	99.0%	Tenant leasehold and security deposit	14,846 thousand yen
Master lease company		Daiwa Living Management Co., Ltd.
Master lease type		Pass-through type
Property management company		Daiwa Living Co., Ltd.
Special items
None
Property characteristics
The property is approximately a three-minute walk from Ningyocho Station on the Tokyo Metro Hibiya Line and Toei Asakusa Line, and since it is approximately seven minutes from Ningyocho Station to Otemachi Station by Tokyo Metro Hibiya Line, the location offers convenient access to the metropolitan area. Also, since it is adjacent to Nihonbashi district, an area dense with retail properties such as large department stores, retailers and long-established shops as well as a financial central district, strong demand for rental apartments is expected.
Total number of units is 73 (72 residential and 1 retail), mainly with compact type rooms less than or equal to 60m2 per unit. The average rent per month ranges from 110,000-120,000 yen, targeting upper-middle class single tenants with demands for a convenient commute.

(Note 1)
Unit types are categorized as compact type with leasable area of less than or equal to 60m2 and family type of more than 60m2. A ratio of units is the ratio of the units leased by type to the total number of units for lease (excluding for retail and other non-residential uses) and rounded to the nearest tenth. Therefore, the sum may not add up to 100%.

(Note 2)
As of the date of this document, the property is owned as real estate. However, the current owner (seller) plans to place the property in trust by the scheduled acquisition date and the surviving investment corporation after the Merger plans to acquire the trust beneficial interest.

(5) Royal Parks Umejima
Property name	Royal Parks Umejima		Use		Residential
			Category		Compact Type (31%) Family Type (69%)
Overview of specified asset
Type of specified asset		Trust beneficial interest in real estate (Note)
Trustee (planned)		Sumitomo Mitsui Trust Bank, Limited	Trust maturity date		October 31, 2026
Location	Lot number	5-573-1, Umeda, Adachi Ward, Tokyo
	Residence indication	5-25-33, Umeda, Adachi Ward, Tokyo
Land	Type of ownership	Fixed-term leasehold	Building	Type of ownership	Ownership
	Land area	4,217.10 m2		Gross floor area	7,913.65 m2
	Area classification	Category 1 residential area		Use	Apartment complex, Retail

9

Building coverage ratio	80%	Structure	Reinforced concrete structure
FAR	200%・300%	Number of floors	8F
Collateral	None	Date of construction	September 8, 2010
Overview of building condition evaluation
Evaluation Company	Tokio Marine & Nichido Risk Consulting Co., Ltd.
Urgent repair costs	0 yen	Evaluation date	April 2016
Short-term repair costs	0 yen	PML	4.1%
Long-term repair costs	91,236 thousand yen / 12years
Designer, structural designer, contractor, inspection agency
Designer	Daiwa House Industry Co., Ltd.
Structural designer	Daiwa House Industry Co., Ltd.
Contractor	Daiwa House Industry Co., Ltd.
Inspection agency	(Foundation) Tokyo disaster prevention and construction community development center
Structural calculation evaluation agency	-
Overview of leasing
Leasable area	6,828.78 m2	Number of leasable units	97
Leased area	6,828.78 m2	Annual rent	185,572 thousand yen
Occupancy rate	100.0%	Tenant leasehold and security deposit	-
Master lease company	Daiwa Living Co., Ltd.
Master lease type	Rental guarantee type (residence) and pass-through type (other)
Property management company	Daiwa Living Co., Ltd.
Special items
Overview of the leasehold interest is as follows.
Land owner: Urban Renaissance Agency, Leasehold term: 62 years from March 31, 2008
(1)  Approval from the land owner is required in the event of disposition of the property, subleasing of all or part of the leasehold land, disposition of the leasehold interest or the property, pledging of the property or the right to reimbursement of the security deposit, reconstruction or expansion of the property, subleasing the property to a third-party, execution of a new periodic building lease agreement or property management agreement, change of business structure of the master lease company and amendments to the asset management agreement between DHI and DHAM, etc.
(2)   The monthly rent paid to the land owner is 2,699 thousand yen (fiscal year of 2015). Also, the rent will be reviewed annually depending on the variation of the amounts of land tax and public dues. Furthermore, the rent will be reviewed every three years depending on the variation of the Consumer Price Index.
(3)   In the event the land leasehold agreement is terminated by the land owner due to reasons such as the breach of the land leasehold agreement by the holder of the leasehold interest, the holder of the leasehold interest shall pay 131 million yen as penalty (provided, however, that the amount of penalty is subject to adjustment depending on changes in the Consumer Price Index).

Property characteristics
The property is approximately a five-minute walk from Umejima Station on Tobu Skytree Line and Umejima Station is approximately 30 minutes by train to Otemachi Station via transfer from Kita-senju Station on Tokyo Metro Chiyoda Line. Also, Tokyo Metro Hibiya Line directly connects with Tobu Skytree Line and therefore offers accessibility to various areas in the metropolitan area. Neighborhood area is a rezoned residential area as a disaster prevention district surrounding west exit of Nishiarai Station and surrounding environment of Umejima Station offers convenience with daily goods stores and restaurants along former-Nikko Road and proximity to metropolitan area.

(Note)
As of the date of this document, the property is owned as real estate. However, the current owner (seller) plans to place the property in trust by the scheduled acquisition date and the surviving investment corporation after the Merger plans to acquire the trust beneficial interest.

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(6) Sports Depo and GOLF5 Kokurahigashi IC Store
Property name		Sports Depo and GOLF5 Kokurahigashi IC Store		Use	Commercial
				Category	Roadside Type
Overview of specified asset
	Type of specified asset	Trust beneficial interest in real estate
	Trustee	Sumitomo Mitsui Trust Bank, Limited		Trust maturity date	September 30, 2036
Location	Lot number	2-18-116, Kamikuzuhara, Kokuraminami-Ward, Kitakyushu City, Fukuoka
	Residence indication	2-18-17, Kamikuzuhara, Kokuraminami-Ward, Kitakyushu City, Fukuoka
Land	Type of ownership	Ownership	Building	Type of ownership	Ownership
	Land area	6,789.55 m2		Gross floor area	6,506.99 m2
	Area	Quasi-industrial district		Use	Office
	classification	60%		Structure	Steel-frame building
	Building coverage ratio	200%		Number of floors	3F
	Collateral	None		Date of construction	October 31, 2007
Overview of building condition evaluation
	Evaluation Company	Tokio Marine & Nichido Risk Consulting Co., Ltd.
	Urgent repair costs	0 yen		Evaluation date	April 2016
	Short-term repair costs	0 yen		PML	0.5%
	Long-term repair costs	160,912 thousand yen / 12 years
Designer, structural designer, contractor, inspection agency
	Designer	Daiwa House Industry Co., Ltd.
	Structural Designer	Daiwa House Industry Co., Ltd.
	Contractor	Obayashi Corporation
	Inspection agency	JAPAN ERI CO., LTD.
	Structural calculation	Research on Planning Technology Consultant Inc.
Overview of leasing
	Leasable area	8,899.89 m2		Number of tenants	1
	Leased area	8,899.89 m2		Annual rent	- (Note)
	Occupancy rate	100.0%		Tenant leasehold and security deposit	- (Note)
Master lease company			-
Master lease type			-
Property management company			Daiwa Information Service Co., Ltd.
	Lessee	- (Note)
Contract form
Contract period
Rent revision
Contract renewal
Early cancellation
Special items
None
Property characteristics
■Location
The property is located near Kokura Higashi interchange of Kyushu Expressway and Nagano exit of Kitakyushu Urban Expressway. Also, the property is located in a concentrated area with main roads accessibility such as National Route 10 which connects Kokura Higashi interchange and central Kitakyushu City, and in high residential density areas that provide potential demand for this type of wide-area retail facility. Roadside type malls with home electronics, do-it-yourself stores and household furniture stores are closely located, which is represented by SunLiveCity Kokura.
■Tenant composition.
The store consists of golf goods store GOLF5 on the 1st floor and a general sports goods store Sports Depo on the 2nd floor. The property offers approximately 4,945 m2 as floor space and 234 parking lots, which is relatively large size as a general sports goods store.
■Trade area characteristics
The trade area has a population of 11,000 in 1km, 97,000 in 3km and 260,000 in 5km radius. Population of 260,000 in 5km radius is an attractive volume considering the regional nature of the area. By age, population of those in their 30s and those below 10 is relatively high in 3km radius compared to average ratio in Fukuoka prefecture, and population who are in their 60s is relatively high in 5km and 10km radius.

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Trade area population	Distance from the property	1km trade area	3km trade area	5km trade area
2015	The population	11,388	97,044	260,364
	The number of households	5,329	45,102	127,442
2014	The population	11,369	97,611	261,871
	The number of households	5,284	45,033	127,081
Source：Basic resident register
(Note)	Not disclosed as consent for disclosure has not been obtained from the lessee.

4. Seller Profile

Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi), D Project Hibiki Nada, D Project Morioka II, Castalia Ningyocho III, Royal Parks Umejima, and Sports Depo and GOLF5 Kokurahigashi IC Store

1.	Name	Daiwa House Industry Co., Ltd.
2.	Location	3-3-5 Umeda, Kita-Ward, Osaka-City, Osaka
3.	Representative	Naotake Ohno, President and COO
4.	Business activities	General contractor
5.	Capital	161,699 million yen (as of December 31,2015)
6.	Foundation date	March 4, 1947
7.	Net assets	1,204,641 million yen (as of December 31,2015)
8.	Total assets	3,215,982 million yen (as of December 31,2015)
9.	Major shareholder and shareholding ratio	The Master Trust Bank of Japan, Ltd. (Trust) 5.5% (as of September 30, 2015)
10.	Relationships with the Investment Corporations / the Asset Managers
Capital relationship
The seller holds 10.1% of DHI's investment units outstanding and12.2% of DHR's investment units outstanding as of February 29, 2016. The seller also holds 100.0% of shares issued and outstanding of the Asset Managers as of March 31, 2016, and thus falls under the category of a related party, etc. as defined in the Investment Trust Act.

Personnel relationship
Of the officers and employees of DHAM, 14 people have been dispatched from the seller as of March 31, 2016.
Also, of the officers and employees of DHRM, 14 people have been dispatched from the seller as of March 31, 2016.

Business relationship
The seller is a consignee of PM and other services for the Investment Corporations, and is a lessee of real estate owned by the Investment Corporations. The seller has executed a support agreement with DHI and DHAM, as well as a memorandum of understanding regarding pipeline support and other matters with DHR and DHRM.

	Status of classification as affiliated party	The seller falls under the category of an affiliated party of the Investment Corporations and the Asset Managers.

Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)

1.	Name	DO Shin-Toshin Development Tokutei Mokuteki Kaisha
2.	Location	3-1-1 Marunouchi, Chiyoda-Ward, Tokyo Tokyo Kyodo Accounting Office
3.	Representative	Masato Kaida, Director
4.	Business activities
(1) Acquisition, management and disposition of specified assets based on asset securitization plan under the Act on Securitization of Assets
(2) All business incidental or relating to the securitization of specified assets described in the preceding item

5.	Capital	100,000 yen
6.	Foundation date	November 13, 2007
7.	Net assets	We have not obtained permission for disclosure from DO Shin-Toshin Development Tokutei Mokuteki Kaisha.
8.	Total assets	We have not obtained permission for disclosure from DO Shin-Toshin Development Tokutei Mokuteki Kaisha.
9.	Investor Profile	We have not obtained permission for disclosure from DO Shin-Toshin Development Tokutei Mokuteki Kaisha.

12

10.	Relationships with the Investment Corporations / the Asset Managers
Capital relationship
There is no capital relationship requiring disclosure between the Investment Corporations/the Asset Managers and DO Shin-Toshin Development Tokutei Mokuteki Kaisha. Daiwa House Industry Co., Ltd., the parent company of the Asset Managers, has a preferred equity investment in DO Shin-Toshin Development Tokutei Mokuteki Kaisha.

	Personnel relationship	There is no personnel relationship requiring disclosure between the Investment Corporations/the Asset Managers and DO Shin-Toshin Development Tokutei Mokuteki Kaisha.
	Business relationship	There is no business relationship requiring disclosure between the Investment Corporations/the Asset Managers and DO Shin-Toshin Development Tokutei Mokuteki Kaisha.
Status of classification as affiliated party
DO Shin-Toshin Development Tokutei Mokuteki Kaisha is not an affiliated party of the Investment Corporations/the Asset Managers. The subject company is a special purpose company in which Daiwa House Industry Co., Ltd. has a preferred equity investment.

5. Related party transactions

The seller as well as the following companies are defined as related parties, etc. in the Act on Investment Trusts and Investment Corporations: Daiwa House Industry Co., Ltd. as the seller as well as the property management company of D Project Morioka II; Daiwa Lifenext Co., Ltd. as the master lease property management company of Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi); Daiwa Living Co., Ltd. as the property management company of Castalia Ningyocho III and master lease property management company of Royal Parks Umejima; Daiwa Energy Co., Ltd. as the other party of the basic contract of lump supply service of electrical power and the contract for use of building for Royal Parks Umejima; Daiwa Living Management Co., Ltd. as the master lease company of Castalia Ningyocho III and Daiwa Information Service Co., Ltd. as the property management company of D Project Hibiki Nada and Sports Depo and GOLF5 Kokurahigashi IC Store.

A contract concerning installation of solar power generation system with Daiwa House Industry Co., Ltd. will be executed for the purpose of leasing the rooftop, etc. at D Project Hibiki Nada.

In addition, DO Shin-Toshin Development Tokutei Mokuteki Kaisha as one of the sellers of Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi) is a special purpose company with the aim to acquire, hold and dispose of specified assets in which Daiwa House Industry Co., Ltd. partially invests and is a related party as defined in the Asset Managers’ rules regarding related-party transactions, however, is not a related party, etc. as defined in the Act on Investment Trusts and Investment Corporations.

Both Asset Managers have gone through the necessary discussion and resolution procedures in accordance with the Asset Managers’ voluntary rules to avoid transactions with conflicts of interest.

6. Status of the seller

Property acquisitions from parties with particular interests are as follows. The table below notes (1) the name of the party; (2) the relationship with the party that has a particular interest; and (3) the backgrounds and reason for the Anticipated Acquisition.

Property name (Location)	Previous owner/trust beneficiary	Owner before previous owner/ trust beneficiary
	(1), (2), (3)	(1), (2), (3)
	Acquisition (transfer) price	Acquisition (transfer) price
	Acquisition (transfer) date	Acquisition (transfer) date

13

Property name (Location)	Previous owner/trust beneficiary	Owner before previous owner/ trust beneficiary
Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi) (1-1-12, Omoromachi, Naha City, Okinawa)	(1) Daiwa House Industry Co., Ltd. (2) The parent company of the Asset Managers (3) Acquisition for development purposes	A party which does not have any particular interests
	Omitted as the previous owner/trust beneficiary has owned the property for over one year	-
	February 2008 (Note)	-
(1) DO Shin-Toshin Development Tokutei Mokuteki Kaisha
(2) Special purpose company in which Daiwa House Industry Co., Ltd., the parent company of the Asset Managers, partially invests
(3) Acquisition for development purposes
A party which does not have any particular interests
	Omitted as the previous owner/trust beneficiary has owned the property for over one year	-
	February 2008 (Note)	-
D Project Hibiki Nada (3-1-5, Hibiki-machi, Wakamatsu-Ward, Kitakyushu City, Fukuoka)	(1) Daiwa House Industry Co., Ltd. (2) The parent company of the Asset Managers (3) Acquisition for development purposes	A party which does not have any particular interests.
	Omitted as the previous owner/trust beneficiary has owned the property for over one year	-
	December 2007 (Note)	-
D Project Morioka II (3-15, Ogama-kazabayashi, Takizawa City, Iwate)	(1) Daiwa House Industry Co., Ltd. (2) The parent company of the Asset Managers (3) Acquisition for development purposes	A party which does not have any particular interests
	Omitted as the previous owner/trust beneficiary has owned the property for over one year	-
	October 2014 (Note)	-
Castalia Ningyocho III (1-2-3, Nihonbashi Ningyocho, Chuo Ward, Tokyo)	(1) Daiwa House Industry Co., Ltd. (2) The parent company of the Asset Managers (3) Acquisition for development purposes	A party which does not have any particular interests
	Omitted as the previous owner/trust beneficiary has owned the property for over one year	-
	April 2012 (Note)	-
Royal Parks Umejima (5-25-33, Umeda, Adachi Ward, Tokyo)	(1) Daiwa House Industry Co., Ltd. (2) The parent company of the Asset Managers (3) Fixed term land lease rights for development purposes	A party which does not have any particular interests
	-	-
	-	-
Sports Depo and GOLF5 Kokurahigashi IC Store （2-18-17, Kamikuzuhara, Kokuraminami-Ward, Kitakyushu City, Fukuoka)	(1) Daiwa House Industry Co., Ltd. (2) The parent company of the Asset Managers (3) Acquisition for development purposes	A party which does not have any particular interests
	Omitted as the previous owner/trust beneficiary has owned the property for over one year	-
	September 2008 (Note)	-
(Note)	No description about buildings is listed, because the buildings were developed.

14

7. Brokerage
None

8. Acquisition schedule

(1) Acquisition decision date	：	April 15, 2016
(2)Execution date of the purchase agreements	：	April 15, 2016
(3) Payment date	：	September 28, 2016 (planned)
(4) Delivery date	：	September 28, 2016 (planned)

9. Impact on finance of the surviving investment corporation after the Merger in the event of failure of fulfillment of the forward commitment, etc.

The trust beneficial interest purchase agreements regarding the Anticipated Acquisitions (each a ''Purchase Agreement'') are "forward commitment, etc." (Note) as defined in the "Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc." established by the Financial Services Agency.

Under the Purchase Agreements, if a party breaches the respective Purchase Agreement, then the non-breaching party may cancel the Purchase Agreement upon notice to the breaching party, but only if the non-breaching party is no longer able to fulfill the purpose of the Purchase Agreement due to the other party's breach. In the event the Purchase Agreement is cancelled, the non-breaching party may demand the breaching party to pay a penalty in the amount equal to approximately 20% of the purchase price (however, the amount equal to approximately 10% with regard to the purchase agreement of acquiring Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi) between DO Shin-Toshin Development Tokutei Mokuteki Kaisha) (as such penalty is expected to constitute damage payment, the non-breaching party may not claim damages in the amount exceeding such penalty amount).

The surviving investment corporation’s payment of the purchase price, however, is subject to its completing the financing necessary to pay the purchase price. Hence, if the surviving investment corporation after the Merger is unable to complete the financing necessary to pay the purchase price, the Purchase Agreement will expire without the surviving investment corporation after the Merger assuming any obligations under the Purchase Agreement, including payment of any penalty. Thus, even if the surviving investment corporation after the Merger cannot fulfill the forward commitment, etc. for failing to complete the financing, it is unlikely that such non-fulfillment will have any material impact on the surviving investment corporation's finance.

Please refer to 10. Conditions of acquisition, regarding conditions precedent of the Purchase Agreement.

(Note)
Forward commitment, etc. is a purchase and sale agreement signed one month or more in advance of the actual date on which the purchase price is paid and the property is transferred to the purchaser, as well as certain other similar contracts.

10. Conditions of acquisition

Under each Purchase Agreement, the contract shall become effective on the condition that the Merger takes effect as well as the amended articles of incorporation of the surviving investment corporation after the Merger takes effect, and, as stated in above 9 for the surviving investment corporation to finance the proceeds necessary for the acquisition of the Anticipated Acquisitions is a condition for the payment of the purchase price. Also, with respect to the Anticipated Acquisitions to be acquired by DHR, the rights and obligations as the purchaser will be transferred to DHI as the surviving investment corporation after the Merger upon the effective date of the Merger.

15

In the event the Merger fails to take effect, the acquisition of the Anticipated Acquisitions will not take place. Also, under the Purchase Agreement, in the event that the acquisition is terminated due to such conditions not being fulfilled, the seller and the purchaser may not claim any compensation for their damage, loss or cost.

11. Outlook

For the forecasts of the financial results of the surviving investment corporation after the Merger for the fiscal period ending February 2017 (from September 1, 2016 to February 28, 2017) and the fiscal period ending August 2017 (from March 1, 2017 to August 31, 2017), please refer to the press release "Notice Concerning Forecasts of Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017 Following the Merger of Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation" separately announced today.

12. Summary of real estate appraisal

Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)
Appraisal value	7,600 million yen
Appraiser	DAIWA REAL ESTATE APPRAISAL CO., LTD.
Appraisal date	February 29, 2016
Item	Content	Basis
Value based on income method	7,600 million yen	Estimate by combining the value calculated by using direct capitalization method and the value calculated by using discounted cash flow method.
Value based on direct capitalization method	7,610 million yen
Operating revenue	1,239 million yen
Effective gross revenue	1,285 million yen
Assessed based on the stabilized assumed rental income and common area charges income of the subject property based on leasing case examples and the level of new rent of similar buildings in the market area and the trends thereof, and by taking into consideration such factors as the medium- to long-term competitiveness of the subject property.

Loss from vacancy	46 million yen	Estimated using historical vacancy rate of the subject property and standard vacancy rate of comparable property but adjusted for specific characteristics of the property.
Operating expense	340 million yen
Maintenance	83 million yen	Estimated using historical maintenance fee based on the current contract, by referring to the cost of comparable property and current cost.
Utility cost	137 million yen	Estimated by referring to the cost of comparable property and current cost.
Repair	18 million yen
Posted based on the average annual expenses of the medium- to long-term repair expenses described in engineering report, and verifying the levels of maintenance and management fees of comparable real estate.

Property management fee	10 million yen	PM fee is based on actual figures, and verifying the levels of property management fee of comparable real estate.
Advertisement and other leasing cost	6 million yen	Estimated by referring to the replacement cost of comparable property, assuming vacancy rate and current cost.
Tax	76 million yen	Recorded in consideration of burden levels, land price trends, etc. in reference to results for FY 2015.
Insurance	4 million yen	Recorded in the current insurance premium, verifying the premium on comparable property.
Other cost	4 million yen	Recorded maintenance fee and reserve costs of other costs.
Net operating income (NOI)	898 million yen
Investment income of lump sum	17 million yen
Assessed based on assuming investment yield of 2.0%, by conducting a comprehensive assessment from the perspective of both the operational and procurement aspects regarding the actual management condition, etc. of one-time investment gains.

16

Capital expenditure	33 million yen	Recorded by taking the annual average renewal costs in the engineering report and considering the construction management fees.
Net cash flow (NCF)	882 million yen
Net cash flow based on co-ownership interest	441 million yen	Net cash flow (NCF) multiplied by rate of co-ownership interest (50%).
Cap rate	5.8%	In consideration of a 50% co-ownership and other factors such as management flexibility and market deterioration, as well as comparable transactions.
Value based on discounted cash flow method	7,600 million yen
Discount rate	5.6%	Appraised by comparing with cases of similar real estate transactions and adding individuality of real estate to yield of financial assets.
Terminal cap rate	6.0%	Giving consideration to future uncertainty such as possibility of increased capital expenditure due to aging of the property, change of market trend and loss of liquidity because of passage of time.
Value based on cost method	7,600 million yen
Proportion of land	45.2%
Proportion of building	54.8%
Items applied to adjustments in approaches to the value and the determination of the appraisal value		None

D Project Hibiki Nada
Appraisal value	2,100 million yen
Appraiser	The Tanizawa Sogo Appraisal Co., Ltd.
Appraisal date	February 29, 2016
Item	Content	Basis
Value based on income method	2,100 million yen	Estimate by combining the value calculated by using direct capitalization method and the value calculated by using discounted cash flow method.
Value based on direct capitalization method	2,110 million yen
Operating revenue	-	(Note)
Effective gross revenue	-
Loss from vacancy	-
Operating expense	-
Maintenance	-
Utility cost	-
Repair	-
Property management fee	-
Advertisement and other leasing cost	-
Tax	-
Insurance	-
Other cost	-
Net operating income (NOI)	130 million yen
Investment income of lump sum	-	(Note)
Capital expenditure	-
Net cash flow (NCF)	126 million yen
Cap rate	6.0%
Compare the multiple transaction yields in the neighboring areas and the similar areas of the same supply and demand, also, assess by taking into account the change prediction of net cash flow in the future, considering the relationship with the discount rate.

17

Value based on discounted cash flow method	2,090 million yen
Discount rate	(from first to sixth year) 5.9% (from seventh year) 6.1%	In consideration of a single-tenant impact. Also, a fixed-term lease with no early termination or rent renewal clause, NCF assessed stable.
Terminal cap rate	6.2%	In consideration of the prediction uncertainty, estimate on the basis of capitalization rate.
Value based on cost method	2,130 million yen
Proportion of land	30.3%
Proportion of building	69.7%
Items applied to adjustments in approaches to the value and the determination of the appraisal value		None
(Note)
Consent has not been obtained from the lessee for disclosure of certain figures in relation to the direct capitalization method, including information that could be used to deduce these amounts. Disclosure of this information could damage the relationship with the lessee, potentially resulting in claims being brought against the surviving investment corporation after the Merger for breach of confidentiality and/or termination and endangering the long-term contractual relationship. Therefore, the surviving investment corporation after the Merger believes that disclosure of this information could be detrimental to unitholder value, and, except in certain instances where it was deemed that no harm would result from disclosure, these items are not disclosed.

D Project Morioka II
Appraisal value	1,300 million yen
Appraiser	The Tanizawa Sogo Appraisal Co., Ltd.
Appraisal date	February 29, 2016
Item	Content	Basis
Value based on income method	1,300 million yen	Estimate by combining the value calculated by using direct capitalization method and the value calculated by using discounted cash flow method.
Value based on direct capitalization method	1,310 million yen
Operating revenue	-	(Note)
Effective gross revenue	-
Loss from vacancy	-
Operating expense	-
Maintenance	-
Utility cost	-
Repair	-
Property management fee	-
Advertisement and other leasing cost	-
Tax	-
Insurance	-
Other cost	-
Net operating income (NOI)	80 million yen
Investment income of lump sum	-	(Note)
Capital expenditure	-
Net cash flow (NCF)	80 million yen
Cap rate	6.1%
Compare the multiple transaction yields in the neighboring areas and the similar areas of the same supply and demand, also, assess by taking into account the change prediction of net cash flow in the future, considering the relationship with the discount rate.

Value based on discounted cash flow method	1,300 million yen
Discount rate	(from first to tenth year) 5.8% (eleventh year) 5.9%	Estimate base yield of the warehouse by build-up approach based on yields of the financial products, and assess taking into account specific risks related to the property.

18

Terminal cap rate	6.3%	In consideration of the prediction uncertainty, estimate on the basis of capitalization rate.
Value based on cost method	1,220 million yen
Proportion of land	40.4%
Proportion of building	59.6%
Items applied to adjustments in approaches to the value and the determination of the appraisal value		None
(Note)
Consent has not been obtained from the lessee for disclosure of certain figures in relation to the direct capitalization method, including information that could be used to deduce these amounts. Disclosure of this information could damage the relationship with the lessee, potentially resulting in claims being brought against the surviving investment corporation after the Merger for breach of confidentiality and/or termination and endangering the long-term contractual relationship. Therefore, the surviving investment corporation after the Merger believes that disclosure of this information could be detrimental to unitholder value, and, except in certain instances where it was deemed that no harm would result from disclosure, these items are not disclosed.

Castalia Ningyocho III
Appraisal value	2,170 million yen
Appraiser	Japan Real Estate Institute
Appraisal date	February 29, 2016
Item	Content	Basis
Value based on income method	2,170 million yen	Calculated by associating value based on the direct capitalization method and that based on the discounted cash flow method, both of which are considered to have the same level of canonicity.
Value based on direct capitalization method	2,190 million yen
Operating revenue	130 million yen
Potential gross revenue	138 million yen
Assessed the unit value level of rents, etc. that can be received stably over a medium to long term based on the average rent calculated on current lease agreements, level of rents in case when the subject property is newly leased, and qualities, etc. of the current lessees; and recorded the rental revenues based on the aforementioned and common area charges.

Loss from vacancies	8 million yen
For each use, assumed an occupancy ratio level that will remain stably passable over the medium to long term from the occupancy status of and the supply and demand trends of competing or alternative, etc. real estates with similar features in a comparable area within the same sphere of supply and demand, and past records and future prospects of the occupancy ratio of the subject property; and recorded the losses from vacancies, etc. as calculated based on the occupancy ratio level thus assumed. Revenue amounts based on medium- to long-term estimate amounts are assumed for other revenues and bike parking revenues and thus losses from vacancies, etc. are not recorded.

Operating expense	31 million yen
Maintenance	6 million yen	Recorded in consideration of the individuality of the subject property, by reference to the actual management fees of the past years and building management fees of similar properties.
Utility cost	1 million yen	Recorded by taking into account utilities of similar real estate and the individualities of the subject property with reference made to prior actual amounts in assuming utilities for common areas.
Repair	2 million yen
Recorded restitution fees based on the level of restitution fees per room that will ordinarily arise in correlation with tenant replacement, the proportion of the lessor’s burden, average expense burden timing, degree of restitution and other factors. Also recorded by taking into account the actual results of the previous fiscal year, the level of expenses for similar properties, the annual average amounts of repairs in the relevant engineering report and other factors in appraising repairs.

19

Property management fee	3 million yen	Based on the fee rates, etc. under current terms and conditions, considering the rate of fee rates for similar real estates and the individualities of the subject property.
Advertisement and other leasing cost	7 million yen	In consideration of comparable properties rent terms, etc., leasing expenses based on required amount for marketing and past figures and renewal cost based on average turnovers and occupancy rates.
Tax	7 million yen	Recorded in accordance with documents related to taxes and other public charges.
Insurance	0 million yen	Recorded in consideration of premiums based on an Insurance contract and premiums paid for scheduled insurance money, and insurance rates of similar properties, etc.
Other cost	1 million yen	Cost based on Internet communication costs.
Net operating income (NOI)	98 million yen
Investment income of lump sum	0 million yen
Assumed a number-of-month-equivalent lease deposits that will remain stably passable over the medium to long term based on the required number-of-month-equivalent lease deposits for the current lease terms and new lease contracts as appraised; and calculated an operating profit of lump-sum money by multiplying the assumed number-of-month-equivalent lease deposits as adjusted for the occupancy ratio by an investment yield. Moreover, we assessed 2.0% as being the appropriate investment yield from the perspective of fund management during the period of deposit, by taking into account the level of interest rate, etc. of both sides of investment and procurement.

Capital expenditure	2 million yen
Assuming that a projected average amount will be set aside every fiscal period, and assessed capital expenditures, taking into account the level of capital expenditure for similar real estates, the age of the building and the annual average amount, etc. of repair and renewal costs in the relevant engineering report.

Net cash flow (NCF)	96 million yen
Cap rate	4.4%
Assessed based on a real-estate investment yield set for each area by an appraiser, by adjusting it with the spreads arising from location requirements, standing of the building and other conditions for the subject property and by taking into account any future uncertainties and yields from similar real estate deals, etc.

Value based on discounted cash flow method	2,150 million yen
Discount rate	4.2%
In consideration of yields from comparable properties and other comprehensive factors. In addition, based on direct capitalization method analysis the cashflow takes into account both net income not considered in forecast and terminal value variation.

Terminal cap rate	4.6%
Appraised, based on the cap rate, and taking into account the cause of risk such as possible increase of capital expenditure due to the age deterioration of the building, the uncertainty of property market trends, and the impact to the liquidity of the lapse in property age, etc.

Value based on cost method	1,960 million yen
Proportion of land	55.2%
Proportion of building	44.8%
Items applied to adjustments in approaches to the value and the determination of the appraisal value		None

20

Royal Parks Umejima
Appraisal value	2,150 million yen
Real estate appraiser	Morii Appraisal & Investment Consulting, Inc.
Appraisal date	February 29, 2016
Item	Content	Basis
Value indicated by the income approach	2,150 million yen	Value calculated using the discounted cash flow method, referring to the direct capitalization method (the Inwood method).
Value indicated by the income approach based on the direct capitalization method (Inwood method of capitalization over a definite term)	2,190 million yen
Operating revenue	208 million yen
Effective gross revenue	211 million yen	Based on mid to long term stabilized rents considering current leasing conditions.
Loss from vacancy	3 million yen
Residence：Posted losses from vacancies after coming up with an assessment on steady occupancy rates over the medium to long term.
Retail and others：Assessed with considerations given to the standard vacancy rate and the individuality of the subject property.

Operating expense	69 million yen
Maintenance	13 million yen	Amount based on a changed contract presented by the buyer and past results, referring to the levels of similar properties.
Utilitiy cost	3 million yen	Assessed considering past results presented by the buyer, referencing the document which appraiser acquired (the levels of similar properties).
Repair	2 million yen	Based on estimates in the engineering report. 30% of the stabilized amount
Restore cost	3 million yen	Assessed considering past results and the move-out rate presented by the buyer, referring to the levels of similar properties.
Property management fee	2 million yen	Amount based on conclusion that a changed contract presented by the buyer is appropriate, referencing the document which appraiser acquired (the levels of similar properties).
Ground rent	32 million yen	Based on historical data, with consideration of variable rate into account.
Advertisement and other leasing cost	0 million yen	Retail：The amount is posted as the new monthly rental fee.
Tax	10 million yen	Appraised by considering actual amounts and making reference to the annual depreciation.
Insurance	0 million yen	The amount is posted assuming the presented materials by buyer to be appropriate (0.02% of the restoration costs).
Other cost	0 million yen	Office taxes.
Net operating income (NOI)	138 million yen
Operating revenue from guarantees, etc.	0 million yen	Estimated by multiplying deposits for full occupancy less a suitable amount for vacancies by 2.0% yield.
Loss on investment of guarantee deposits	3 million yen	2.0% yield on deposit amount.
Capital expenditure	5 million yen	Based on estimates in the engineering report. 70% of the stabilized amount.
Net cash flow	130 million yen
Discount rate based on the Inwood method	5.6%	Based on a discount rate that reflects income producing period (remaining period of fixed-term land leasehold) and volatility risk and other factors for income and capital investment

21

Value based on the DCF method	2,150 million yen
Discount rate (during period from 1st year to 10th year)	5.4%
In consideration from standard yield at lowest risk region based on long-term government bonds, adding certain risk factors and others such as investor appetite, REIT and other real estate market trends.

Discount rate at resale (from 11th year to expiration of the land leasehold agreement)	5.8%
Assessed based on the Cap rate and taking into account income producing period (remaining period of fixed-term land leasehold) and the uncertainty of net income forecast, aging and liquidity and other risk factors.

Value based on cost method	1,910 million yen
Proportion of land	12.8%
Proportion of building	87.2%
Items applied to adjustments in approaches to the value and the determination of the appraisal value		None

Sports Depo and GOLF5 Kokurahigashi IC Store
Appraisal value	2,260 million yen
Appraiser	The Tanizawa Sogo Appraisal Co., Ltd.
Appraisal date	February 29, 2016
Item	Content	Basis
Value based on income method	2,260 million yen
Value based on direct capitalization method	2,280 million yen
Operating revenue	-	(Note)
Effective gross revenue	-
Loss from vacancy	-
Operating expense	-
Maintenance	-
Utility cost	-
Repair	-
Property management fee	-
Advertisement and other leasing cost	-
Tax	-
Insurance	-
Other cost	-
Net operating income (NOI)	152 million yen
Investment income of lump sum	-	(Note)
Capital expenditure	-
Net cash flow (NCF)	145 million yen
Cap rate	6.4%
Compare the multiple transaction yields in the neighboring areas and the similar areas of the same supply and demand, also, assess by taking into account the change prediction of net cash flow in the future, considering the relationship with the discount rate.

Value based on discounted cash flow method	2,250 million yen
Discount rate	(from first to second year) 6.4% (from third year) 6.5%	In consideration of single tenant impact at move-out and added risk premium for downward risk of current rent, as well as the non-cancellation period of first and second years.
Terminal cap rate	6.6%	Assessed based on capitalization rate which includes change factor of NCF and principal amount, and taking into consideration future forecast uncertainties.
Value based on cost method	2,180 million yen
Proportion of land	51.1%
Proportion of building	48.9%
Items applied to adjustments in approaches to the value and the determination of the appraisal value		None
(Note)
Consent has not been obtained from the lessee for disclosure of certain figures in relation to the direct capitalization method, including information that could be used to deduce these amounts. Disclosure of this information could damage the relationship with the lessee, potentially resulting in claims being brought against the surviving investment corporation after the Merger for breach of confidentiality and/or termination and endangering the long-term contractual relationship. Therefore, the surviving investment corporation after the Merger believes that disclosure of this information could be detrimental to the unitholder.

22

* This press release is to be distributed to: the Kabuto Club (the press club of the Tokyo Stock Exchange); the Ministry of Land, Infrastructure, Transport, and Tourism Press Club; and the Ministry of Land, Infrastructure, Transport, and Tourism Press Club for Construction Publications.
* Web addresses of the Investment Corporations:
Daiwa House Residential Investment Corporation: http://daiwahouse-resi-reit.co.jp/en/
Daiwa House REIT Investment Corporation: http://www.daiwahouse-reit.jp/english/

<Attachments>
1.	Photographs and location maps of the properties by Anticipated Acquisitions
2.	Property portfolio of the surviving investment corporation after the Merger upon the Anticipated Acquisitions

23

<Attachments>
1.	Photographs and location maps of the properties by Anticipated Acquisitions

Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)

D Project Hibiki Nada

24

D Project Morioka II

Castalia Ningyocho III

25

Royal Parks Umejima

Sports Depo and GOLF5 Kokurahigashi IC Store

26

2.	Property portfolio of the surviving investment corporation after the Merger upon the Anticipated Acquisitions

Type	Property Name	Location	Anticipated Acquisition Price (million yen) (Note 1)	Anticipated Investment Ratio (Note 2)
Logistics	D Project Machida	Machida City, Tokyo	9,200	1.8%
Logistics	D Project Hachioji	Hachioji City, Tokyo	15,400	3.0%
Logistics	D Project Aikawa-Machi	Aiko District, Kanagawa	3,320	0.7%
Logistics	D Project Shin-Misato	Misato City, Saitama	5,720	1.1%
Logistics	D Project Urayasu I	Urayasu City, Chiba	9,080	1.8%
Logistics	D Project Urayasu II	Urayasu City, Chiba	25,400	5.0%
Logistics	D Project Akanehama	Narashino City, Chiba	2,890	0.6%
Logistics	D Project Noda	Noda City, Chiba	6,200	1.2%
Logistics	D Project Inuyama	Inuyama City, Aichi	8,520	1.7%
Logistics	D Project Gifu	Anpachi District, Gifu	1,100	0.2%
Logistics	D Project Neyagawa	Neyagawa City, Osaka	5,830	1.2%
Logistics	D Project Sapporo Minami	Kitahiroshima City, Hokkaido	818	0.2%
Logistics	D Project Morioka	Takizawa City, Iwate	1,200	0.2%
Logistics	D Project Sendai Minami	Iwanuma City, Miyagi	1,520	0.3%
Logistics	D Project Tsuchiura	Tsuchiura City, Ibaraki	3,390	0.7%
Logistics	D Project Gotenba	Gotenba City, Shizuoka	1,140	0.2%
Logistics	D Project Nishi-Hiroshima	Hiroshima City, Hiroshima	1,210	0.2%
Logistics	D Project Fukuoka Umi	Kasuya District, Fukuoka	4,150	0.8%
Logistics	D Project Tosu	Tosu City, Saga	5,730	1.1%
Logistics	D Project Kuki I	Kuki City, Saitama	3,910	0.8%
Logistics	D Project Kuki II	Kuki City, Saitama	8,100	1.6%
Logistics	D Project Kawagoe I	Kawagoe City, Saitama	3,480	0.7%
Logistics	D Project Kawagoe II	Kawagoe City, Saitama	4,730	0.9%
Logistics	DPL Inuyama	Inuyama City, Aichi	3,850	0.8%
Logistics	D Project Fukuoka Hakozaki	Fukuoka City, Fukuoka	4,250	0.8%
Logistics	D Project Kuki III	Kuki City, Saitama	7,640	1.5%
Logistics	D Project Kuki IV	Kuki City, Saitama	5,490	1.1%
Logistics	D Project Kuki V	Kuki City, Saitama	8,280	1.6%
Logistics	D Project Kuki VI	Kuki City, Saitama	5,130	1.0%
Logistics	D Project Yashio	Yashio City, Saitama	6,400	1.3%
Logistics	D Project Nishiyodogawa	Osaka City, Osaka	10,300	2.0%
Logistics	D Project Matsudo	Matsudo City, Chiba	7,370	1.5%
Residential	Qiz Ebisu	Shibuya Ward, Tokyo	7,650	1.5%
Residential	Castalia Azabujuban Shichimenzaka	Minato Ward, Tokyo	4,500	0.9%
Residential	Castalia Shibakoen	Minato Ward, Tokyo	2,630	0.5%
Residential	Castalia Ginza	Chuo Ward, Tokyo	2,520	0.5%
Residential	Castalia Hiroo	Minato Ward, Tokyo	2,220	0.4%
Residential	Castalia Nihonbashi	Chuo Ward, Tokyo	1,200	0.2%
Residential	Castalia Hacchobori	Chuo Ward, Tokyo	2,300	0.5%
Residential	Castalia Azabujuban	Minato Ward, Tokyo	2,910	0.6%
Residential	Castalia Azabujuban II	Minato Ward, Tokyo	2,690	0.5%
Residential	Castalia Shinjuku Natsumezaka	Shinjuku Ward, Tokyo	1,865	0.4%
Residential	Castalia Ginza II	Chuo Ward, Tokyo	1,800	0.4%
Residential	Castalia Shibuya Sakuragaoka	Shibuya Ward, Tokyo	1,400	0.3%
Residential	Castalia Nishi Azabu Kasumicho	Minato Ward, Tokyo	2,143	0.4%
Residential	Castalia Ochanomizu	Chiyoda Ward, Tokyo	1,770	0.3%
Residential	Castalia Sangubashi	Shibuya Ward, Tokyo	1,393	0.3%
Residential	Castalia Suitengu	Chuo Ward, Tokyo	1,279	0.3%
Residential	Castalia Suitengu II	Chuo Ward, Tokyo	1,138	0.2%
Residential	Castalia Shintomicho	Chuo Ward, Tokyo	932	0.2%
Residential	Castalia Shintomicho II	Chuo Ward, Tokyo	825	0.2%
Residential	Castalia Harajuku	Shibuya Ward, Tokyo	887	0.2%

27

Type	Property Name	Location	Anticipated Acquisition Price (million yen) (Note 1)	Anticipated Investment Ratio (Note 2)
Residential	Castalia Yoyogi Uehara	Shibuya Ward, Tokyo	608	0.1%
Residential	Castalia Sendagaya	Shibuya Ward, Tokyo	555	0.1%
Residential	Castalia Shinjuku 7 chome	Shinjuku Ward, Tokyo	464	0.1%
Residential	Castalia Ningyocho	Chuo Ward, Tokyo	947	0.2%
Residential	Castalia Ningyocho II	Chuo Ward, Tokyo	1,070	0.2%
Residential	Castalia Shin-Ochanomizu	Chiyoda Ward, Tokyo	914	0.2%
Residential	Castalia Higashi Nihonbashi II	Chuo Ward, Tokyo	1,370	0.3%
Residential	Castalia Jinbocho	Chiyoda Ward, Tokyo	1,160	0.2%
Residential	Castalia Shintomicho III	Chuo Ward, Tokyo	675	0.1%
Residential	Castalia Shinjuku Gyoen	Shinjuku Ward, Tokyo	2,720	0.5%
Residential	Castalia Takanawadai	Minato Ward, Tokyo	860	0.2%
Residential	Castalia Higashi Nihonbashi III	Chuo Ward, Tokyo	666	0.1%
Residential	Castalia Shinjuku Gyoen II	Shinjuku Ward, Tokyo	486	0.1%
Residential	Castalia Shintomicho IV	Chuo Ward, Tokyo	400	0.1%
Residential	Castalia Takanawadai II	Minato Ward, Tokyo	1,190	0.2%
Residential	Castalia Minami Azabu	Minato Ward, Tokyo	642	0.1%
Residential	Castalia Ginza III	Chuo Ward, Tokyo	2,880	0.6%
Residential	Castalia Kayabacho	Chuo Ward, Tokyo	2,707	0.5%
Residential	Castalia Takanawa	Minato Ward, Tokyo	7,430	1.5%
Residential	Castalia Higashi Nihonbashi	Chuo Ward, Tokyo	3,520	0.7%
Residential	Castalia Shinjuku	Shinjuku Ward, Tokyo	2,950	0.6%
Residential	Castalia Ichigaya	Shinjuku Ward,Tokyo	940	0.2%
Residential	Shibaura Island Bloom Tower	Minato Ward, Tokyo	7,580	1.5%
Residential	Castalia Hatsudai	Shibuya Ward, Tokyo	2,030	0.4%
Residential	Castalia Hatsudai II	Shibuya Ward, Tokyo	1,900	0.4%
Residential	Castalia Ebisu	Shibuya Ward, Tokyo	1,420	0.3%
Residential	Castalia Meguro Kamurozaka	Shinagawa Ward, Tokyo	4,500	0.9%
Residential	Castalia Toritsudaigaku	Meguro Ward, Tokyo	648	0.1%
Residential	Castalia Yukigaya	Ota Ward, Tokyo	1,110	0.2%
Residential	Castalia Yutenji	Meguro Ward, Tokyo	1,450	0.3%
Residential	Castalia Otsuka	Toshima Ward, Tokyo	1,480	0.3%
Residential	Castalia Kikukawa	Sumida Ward, Tokyo	817	0.2%
Residential	Castalia Meguro	Meguro Ward, Tokyo	844	0.2%
Residential	Castalia Otsuka II	Toshima Ward, Tokyo	1,040	0.2%
Residential	Castalia Jiyugaoka	Meguro Ward, Tokyo	1,200	0.2%
Residential	Castalia Mejiro	Toshima Ward, Tokyo	988	0.2%
Residential	Castalia Ikebukuro	Toshima Ward, Tokyo	2,570	0.5%
Residential	Castalia Kaname-cho	Toshima Ward, Tokyo	1,140	0.2%
Residential	Castalia Tower Shinagawa Seaside	Shinagawa Ward, Tokyo	7,380	1.5%
Residential	Castalia Yakumo	Meguro Ward, Tokyo	857	0.2%
Residential	Castalia Togoshiekimae	Shinagawa Ward, Tokyo	1,560	0.3%
Residential	Castalia Honjo Azumabashi	Sumida Ward, Tokyo	996	0.2%
Residential	Castalia Kitazawa	Setagaya Ward, Tokyo	742	0.1%
Residential	Castalia Monzennakacho	Koto Ward, Tokyo	503	0.1%
Residential	Castalia Kamiikedai	Ota Ward, Tokyo	198	0.0%
Residential	Castalia Morishita	Koto Ward, Tokyo	832	0.2%
Residential	Castalia Wakabayashi Koen	Setagaya Ward, Tokyo	776	0.2%
Residential	Castalia Asakusabashi	Taito Ward, Tokyo	792	0.2%
Residential	Castalia Iriya	Taito Ward, Tokyo	546	0.1%
Residential	Castalia Kita Ueno	Taito Ward, Tokyo	2,641	0.5%
Residential	Castalia Morishita II	Koto Ward, Tokyo	686	0.1%
Residential	Castalia Minowa	Taito Ward, Tokyo	1,430	0.3%
Residential	Castalia Oyamadai	Setagaya Ward, Tokyo	533	0.1%
Residential	Castalia Nakano	Nakano Ward, Tokyo	1,060	0.2%
Residential	Castalia Yoga	Setagaya Ward, Tokyo	923	0.2%
Residential	Castalia Sumiyoshi	Koto Ward, Tokyo	948	0.2%

28

Type	Property Name	Location	Anticipated Acquisition Price (million yen) (Note 1)	Anticipated Investment Ratio (Note 2)
Residential	Castalia Monzennakacho II	Koto Ward, Tokyo	2,160	0.4%
Residential	Castalia Oshiage	Sumida Ward, Tokyo	1,100	0.2%
Residential	Castalia Kuramae	Taito Ward, Tokyo	1,260	0.2%
Residential	Castalia Nakanobu	Shinagawa Ward, Tokyo	1,790	0.4%
Residential	Royal Parks Toyosu	Koto Ward, Tokyo	7,360	1.5%
Residential	Castalia Togoshi	Shinagawa Ward, Tokyo	1,770	0.3%
Residential	Castalia Ooimachi	Shinagawa Ward, Tokyo	1,181	0.2%
Residential	Castalia Omori	Ota Ward, Tokyo	1,500	0.3%
Residential	Castalia Mishuku	Setagaya Ward, Toyko	1,900	0.4%
Residential	Castalia Arakawa	Arakawa Ward, Tokyo	1,660	0.3%
Residential	Castalia Omori II	Ota Ward, Tokyo	2,370	0.5%
Residential	Castalia Nakameguro	Meguro Ward, Tokyo	3,800	0.7%
Residential	Castalia Meguro Chojyamaru	Shinagawa Ward, Tokyo	2,030	0.4%
Residential	Castalia Meguro Takaban	Meguro Ward, Tokyo	1,750	0.3%
Residential	Castalia Omori III	Shinagawa Ward, Tokyo	1,520	0.3%
Residential	Morino Tonari	Shinagawa Ward, Tokyo	1,020	0.2%
Residential	Castalia Meguro Tairamachi	Meguro Ward, Tokyo	1,165	0.2%
Residential	Royal Parks SEASIR	Adachi Ward, Tokyo	4,350	0.9%
Residential	Castalia Honkomagome	Bunkyo Ward, Tokyo	1,520	0.3%
Residential	Cosmo Heim Musashikosugi	Kawasaki City, Kanagawa	1,674	0.3%
Residential	Castalia Tsurumi	Yokohama City, Kanagawa	666	0.1%
Residential	Castalia Funabashi	Funabashi City, Chiba	704	0.1%
Residential	Castalia Nishi Funabashi	Funabashi City, Chiba	783	0.2%
Residential	Castalia Maihama	Urayasu City, Chiba	670	0.1%
Residential	Castalia Ichikawamyoden	Ichikawa City, Chiba	671	0.1%
Residential	Castalia Urayasu	Ichikawa City, Chiba	592	0.1%
Residential	Castalia Minamigyotoku	Ichikawa City, Chiba	543	0.1%
Residential	Castalia Minamigyotoku II	Ichikawa City, Chiba	385	0.1%
Residential	Castalia Nogeyama	Yokohama City, Kanagawa	325	0.1%
Residential	Castalia Ichikawa	Ichikawa City, Chiba	461	0.1%
Residential	Royal Parks Hanakoganei	Kodaira City, Tokyo	5,300	1.0%
Residential	Castalia Musashikosugi	Kawasaki City, Kanagawa	1,680	0.3%
Residential	Royal Parks Wakabadai	Inagi City, Tokyo	4,360	0.9%
Residential	Pacific Royal Court Minatomirai Urban Tower	Yokohama City, Kanagawa	9,100	1.8%
Residential	L-Place Shinkoyasu	Yokohama City, Kanagawa	1,720	0.3%
Residential	Royal Parks Musasikosugi	Kawasaki City, Kanagawa	1,060	0.2%
Residential	Castalia Shinsakae	Nagoya City, Aichi	1,920	0.4%
Residential	Aprile Tarumi	Kobe City, Hyogo	1,340	0.3%
Residential	Crest Kusatsu	Kusatsu City, Shiga	3,004	0.6%
Residential	Castalia Sakaisuji Honmachi	Osaka City, Osaka	1,490	0.3%
Residential	Castalia Shin-Umeda	Osaka City, Osaka	1,376	0.3%
Residential	Castalia Abeno	Osaka City, Osaka	4,368	0.9%
Residential	Castalia Sakae	Nagoya City, Aichi	1,010	0.2%
Residential	Castalia Nipponbashi Kouzu	Osaka City, Osaka	3,570	0.7%
Residential	Castalia Maruyama Urasando	Sapporo City, Hokkaido	411	0.1%
Residential	Castalia Maruyama Omotesando	Sapporo City, Hokkaido	1,740	0.3%
Residential	Castalia Higashi Hie	Fukuoka City, Fukuoka	960	0.2%
Residential	Castalia Tower Nagahoribashi	Osaka City, Osaka	3,400	0.7%
Residential	Castalia Sannomiya	Kobe City, Hyogo	1,230	0.2%
Residential	Castalia Kotodaikoen	Sendai City, Miyagi	481	0.1%
Residential	Castalia Ichibancho	Sendai City, Miyagi	783	0.2%
Residential	Castalia Omachi	Sendai City, Miyagi	656	0.1%
Residential	Castalia Uemachidai	Osaka City, Osaka	2,190	0.4%
Residential	Castalia Tower Higobashi	Osaka City, Osaka	2,670	0.5%
Residential	Big Tower Minami Sanjo	Sapporo City, Hokkaido	1,740	0.3%
Residential	Castalia Fushimi	Nagoya City, Aichi	2,260	0.4%

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Type	Property Name	Location	Anticipated Acquisition Price (million yen) (Note 1)	Anticipated Investment Ratio (Note 2)
Residential	Castalia Meieki Minami	Nagoya City, Aichi	720	0.1%
Residential	Castalia Yakuin	Fukuoka City, Fukuoka	930	0.2%
Residential	Castalia Mibu	Koyto City, Kyoto	1,193	0.2%
Residential	Castalia Tsutsujigaoka	Sendai City, Miyagi	1,208	0.2%
Residential	Castalia Ohori Bay Tower	Fukuoka City, Fukuoka	2,910	0.6%
Residential	Royal Parks Namba	Osaka City, Osaka	2,830	0.6%
Residential	Castalia Shigahondori	Nagoya City, Aichi	1,730	0.3%
Residential	Castalia Kyoto Nishioji	Kyoto City, Kyoto	973	0.2%
Commercial	ACROSSMALL Shinkamagaya	Kamagaya City, Chiba	7,640	1.5%
Commercial	FOLEO Hirakata	Hirakata City, Osaka	4,580	0.9%
Commercial	QiZ GATE URAWA	Saitama City, Saitama	4,740	0.9%
Commercial	UNICUS Takasaki	Takasaki City, Gunma	2,950	0.6%
Commercial	ACROSSPLAZA Miyoshi (land)	Iruma District, Saitama	3,710	0.7%
Commercial	DREAM TOWN ALi	Aomori City, Aomori	8,100	1.6%
Commercial	LIFE Sagamihara Wakamatsu	Sagamihara City, Kanagawa	1,640	0.3%
Commercial	FOLEO Sendai Miyanomori	Sendai City, Miyagi	6,840	1.3%
Commercial	ACROSSPLAZA Inazawa (land)	Inazawa City, Aichi	2,380	0.5%
Other	Urban Living Inage	Chiba City, Chiba	930	0.2%
Other	Aburatsubo Marina HILLS	Miura City, Kanagawa	1,100	0.2%
Total		－	489,677	96.6%

Anticipated Acquisitions
Type	Property Name	Location	Anticipated Acquisition Price (million yen) (Note 1)	Anticipated Investment Ratio (Note 2)
Logistics	D Project Hibiki Nada	Kitakyushu City, Fukuoka	2,080	0.4%
Logistics	D Project Morioka II	Takizawa City, Iwate	1,280	0.3%
Residential	Castalia Ningyocho III	Chuo Ward, Tokyo	2,000	0.4%
Residential	Royal Parks Umejima	Adachi Ward, Tokyo	2,020	0.4%
Commercial	Sports Depo and GOLF5 Kokurahigashi IC Store	Kitakyushu City, Fukuoka	2,230	0.4%
Other	Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)	Naha City, Okinawa	7,600	1.5%
Total of Anticipated Acquisitions		－	17,210	3.4%

Portfolio after the Anticipated Acquisitions (As of September 28, 2016)
Type	Number of Properties	Anticipated Acquisition Price (million yen) (Note 1)	Anticipated Investment Ratio (Note 2)
Logistics	34	194,108	38.3%
Residential	142	258,339	51.0%
Commercial	10	44,810	8.8%
Other	3	9,630	1.9%
Total of Portfolio after the Anticipated Acquisitions	189	506,887	100.0%

(Note 1)
Anticipated Acquisition Price is based on DHI’s acquisition price for DHI’s assets and appraisal value as of February 28, 2016 for DHR’s assets. The figures are the anticipated acquisition prices for the Anticipated Acquisitions. Digits below JPY million have been truncated.

(Note 2)	Anticipated Investment Ratio indicates the ratio of the Anticipated Acquisition Price of each asset and has been rounded to the nearest tenth.

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